FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          OCTOBER 2007

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________



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                                TABLE OF CONTENTS

Document 1    Unaudited Financial Statements for the Period Ended July 31, 2007
Document 2    Management  Discussion and Analysis  for the Period Ended July 31,
              2007

                                                                      DOCUMENT 1

--------------------------------------------------------------------------------




                                AMADOR GOLD CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                              FOR NINE MONTHS ENDED

                             JULY 31, 2007 AND 2006

                       UNAUDITED - PREPARED BY MANAGEMENT


 THE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED JULY 31, 2007 AND 2006
                HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
--------------------------------------------------------------------------------
                                                      JULY 31,       OCTOBER 31,
                                                        2007            2006
--------------------------------------------------------------------------------


ASSETS

CURRENT
    Cash and cash equivalents ..................   $  1,552,406    $    540,099
    Goods and services tax recoverable .........        117,236          30,055
    Prepaid expenses ...........................         21,248           2,318
                                                   ------------    ------------
                                                      1,690,890         572,472

MINERAL PROPERTIES (note 3) ....................      4,343,065       2,083,357

EXPLORATION ADVANCES (note 4) ..................         20,000           3,385

EQUIPMENT ......................................            589             760
                                                   ------------    ------------

                                                   $  6,054,544    $  2,659,974
                                                   ============    ============

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...   $    186,706    $     62,204
    Due to related parties (note 5) ............        383,997          46,677
                                                   ------------    ------------
                                                        570,703         108,881

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 6) .........................     12,997,429      10,480,845

SHARE SUBSCRIPTIONS ADVANCE (note 6(iv)) .......        161,694            --

CONTRIBUTED SURPLUS (note 6(h)) ................        672,244         539,250

SHARE SUBSCRIPTIONS RECEIVABLE .................           --              --

DEFICIT ........................................     (8,347,526)     (8,469,002)
                                                   ------------    ------------

                                                      5,483,841       2,551,093
                                                   ------------    ------------

                                                   $  6,054,544    $  2,659,974
                                                   ============    ============

Going concern (note 1)
Commitments (note 7)

APPROVED BY THE DIRECTORS:

 /S/ ALAN D. CAMPBELL     Director         /S/ LYNN W. EVOY             Director
-------------------------                 -----------------------------

                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)
--------------------------------------------------------------------------------

                                                            THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                      ------------------------------    ------------------------------
                                                         JULY 31,         July 31,         JULY 31,         July 31,
                                                           2007             2006             2007             2006
                                                      -------------    -------------    -------------    -------------
ADMINISTRATIVE EXPENSES
    Bank charges ..................................   $         198    $         196    $         731    $         625
    Consulting fees ...............................          70,534           78,143          220,149          219,856
    Amortization ..................................              57               81              171              244
    Investor relations and promotion ..............          14,891            9,998           51,915           29,615
    Legal and accounting ..........................            --             10,172           39,563           58,712
    Management fees ...............................         124,060          106,440          356,940          289,320
    Office expenses and miscellaneous .............           4,228            2,751            6,677            5,520
    Part XII.6 tax ................................            --               --                200             --
    Regulatory fees ...............................          13,876            4,771           41,458           34,120
    Transfer agent fees ...........................           3,979            5,235           10,615           10,836
    Stock based compensation ......................            --            130,000          140,000          286,000
    Less: interest earned .........................          (6,943)            --            (14,247)             (43)
                                                      -------------    -------------    -------------    -------------

                                                            224,880          347,787          854,172          934,805
                                                      -------------    -------------    -------------    -------------

LOSS BEFORE OTHER ITEMS AND INCOME TAXES ..........        (224,880)        (347,787)        (854,172)        (934,805)

OTHER ITEMS
   Write-off of mineral property expenditures .....        (150,551)      (2,980,251)        (201,627)      (2,980,251)
                                                      -------------    -------------    -------------    -------------

LOSS BEFORE INCOME TAX ............................        (375,431)      (3,328,038)      (1,055,799)      (3,915,056)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON ISSUANCE OF
FLOW THROUGH SHARES ...............................            --               --          1,177,275          223,689

                                                      -------------    -------------    -------------    -------------

NET INCOME - LOSS FOR THE PERIOD ..................        (375,431)      (3,328,038)         121,476       (3,691,367)

DEFICIT, BEGINNING OF PERIOD ......................      (7,972,095)      (4,634,930)      (8,469,002)      (4,271,601)

                                                      -------------    -------------    -------------    -------------

DEFICIT, END OF PERIOD ............................   $  (8,347,526)   $  (7,962,968)   $  (8,347,526)   $  (7,962,968)
                                                      =============    =============    =============    =============

EARNINGS (LOSS) PER SHARE
Basic .............................................   $        0.00    $       (0.05)   $        0.00    $       (0.08)
Diluted (Note 6(i)) ...............................   $        0.00    $        --      $        0.00    $        --
WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING, Basic ................................      88,838,775       64,180,388       74,378,001       47,762,778
WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING, Diluted ..............................     132,715,416             --        118,254,642             --
                                                      =============    =============    =============    =============


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
--------------------------------------------------------------------------------

                                                                 THREE MONTHS ENDED             NINE MONTHS ENDED
                                                             --------------------------    --------------------------
                                                               JULY 31,       July 31,       JULY 31,       July 31,
                                                                 2007           2006           2007           2006
                                                             -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
   Net income - loss for the period ......................   $  (375,431)   $(3,328,038)   $   121,476    $(3,691,367)

   Add items not affecting cash:
      Amortization .......................................            57             81            171            244
      Future income tax benefits recognized on issuance of
      flow through shares ................................          --             --       (1,177,275)      (223,689)
      Write-off of mineral property expenditures .........       150,551           --          201,627           --
      Stock based compensation ...........................          --          130,000        140,000        286,000

   Change in non-cash operating working capital items:
      Goods and services tax recoverable .................       (83,350)       (10,233)       (87,182)       (36,958)
      Prepaid expenses ...................................       (13,803)         1,629        (18,930)        (6,209)
      Accounts payable, accrued liabilities and due to
      related parties ....................................       404,745         (6,897)       461,822        (31,744)
                                                             -----------    -----------    -----------    -----------
                                                                  82,769     (3,213,458)      (358,291)    (3,703,723)
                                                             -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
   Share subscriptions receivable ........................         8,500         46,800           --          201,691
   Share subscriptions advance ...........................       114,194           --          161,694           --
   Issuance of share capital .............................     1,494,950        965,275      3,556,250      2,821,375
   Share issuance costs ..................................       (35,200)       (59,320)      (115,696)       (84,520)
                                                             -----------    -----------    -----------    -----------
                                                               1,582,444        952,755      3,602,248      2,938,546
                                                             -----------    -----------    -----------    -----------

INVESTING ACTIVITIES
   Exploration advances ..................................         2,880           --          (16,615)          --
   Mineral properties acquisition ........................      (282,455)       698,402       (562,043)       398,113
   Deferred exploration expenditures .....................    (1,188,422)     1,497,320     (1,652,992)     1,315,274
                                                             -----------    -----------    -----------    -----------
                                                              (1,467,997)     2,195,722     (2,231,650)     1,713,387
                                                             -----------    -----------    -----------    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS ................       197,216        (64,981)     1,012,307        948,210

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ...........     1,355,190      1,202,532        540,099        189,341
                                                             -----------    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD .................   $ 1,552,406    $ 1,137,551    $ 1,552,406    $ 1,137,551
                                                             ===========    ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
   Interest received .....................................   $     6,943    $      --      $    14,247    $        43


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 9)


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2007
--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS AND GOING CONCERN

         Amador Gold Corp. (the "Company") is a public company classified in the natural resource industry, and trades on the TSX Venture Exchange. At April 30, 2007, the Company has interests in properties in the Provinces of Ontario, New Brunswick and British Columbia, Canada.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

         During the period, the Company incurred an income of $121,476 (2006 - $3,915,056 (loss); 2005 - $239,099(loss)) before income taxes and has an accumulated deficit of $8,347,526 (2006 - $7,962,968; 2005 -
         $4,069,923). The operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

         a)       BASIS OF CONSOLIDATION

                  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Diamondcorp Resources Inc., incorporated on August 2, 2006.

         b)       CASH AND CASH EQUIVALENTS

                  For purposes of reporting cash flows, the Company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash investments with institutions of high-credit worthiness.

         c)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

         c)       MINERAL PROPERTIES (continued)

                  Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties.

                  Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

         d)       EQUIPMENT AND AMORTIZATION

                  Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the declining balance method.

         e)       ENVIRONMENTAL EXPENDITURES

                  The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         f)       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

                  The consolidated financial statements have been presented in Canadian dollars, as the Company's principal operations and cash flows are influenced primarily by the Canadian currency. Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities are translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at the date of acquisition of the related asset.

         g)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to acquire a share in the Company.

                  ii) Costs directly attributable to the issue of the Company's shares are a capital transaction and are charged directly against share capital.

         h)       STOCK BASED COMPENSATION

                  The Company applies Accounting Standard 3870 - "Stock Based Compensation and Other Stock Based Payments" requirement of the Canadian Institute of Chartered Accountants ("CICA").

                  Under this standard, compensation costs attributable to stock options granted to employees, directors and consultants are measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

         i)       FLOW THROUGH SHARES

                  Resource  expenditure   deductions  for  income  tax  purposes
                  related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. In 2004, the Company adopted on a prospective basis for flow-through share transactions initiated after March 19, 2004, CICA EIC-146 "Flow-through Shares", which requires a reduction in share capital and the recognition of the related future income tax liability, on the date the expenditures are renounced. The future tax liability is concurrently extinguished on the transfer of the resource expenditure income tax deductions to the flow-through shareholders and the Company recognizes the corresponding future income tax benefit in the consolidated statement of operations for the year then ended.

                  In 2004 the future income tax benefits from the issue of flow-through shares are reported as a direct reduction in the deficits.

         j)       INCOME TAXES

                  Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where (net) future income tax assets are not more likely than not to be realized.

         k)       LOSS PER SHARE

                  Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact.

         l)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

         m)       FINANCIAL INSTRUMENTS

                  The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

         n)       ESTIMATES

                  The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

         o)       ASSET RETIREMENT OBLIGATIONS

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the depreciation or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent of environmental remediation. Accretions and changes in estimates are accounted for prospectively in the consolidated statement of operations commencing in the period revisions are made.

                  As at July 31, 2007, the Company does not have asset retirement obligations.

         p)       IMPAIRMENT OF LONG-LIVED ASSETS

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3063 - "Impairment of Long-Lived Assets". Section 3063 requires that the Company review for impairment of long-lived assets, including mineral properties and related deferred costs, development costs, and equipment, to be held and used, annually, and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market value prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

         q)       VARIABLE INTEREST ENTITIES

                  The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective November 1, 2005 and has determined that it does not have a primary beneficiary interest in VIEs.


3.       MINERAL PROPERTIES

         a)       RED LAKE PROPERTY GROUP, ONTARIO

                  i)       TODD TOWNSHIP PROPERTY

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $69,000 cash ($39,000 paid) over a 4 year period. In addition, the property is subject to a 2% net smelter royalty in favour of the optionor, of which the Company may purchase 1% of the royalty for $600,000.

                  ii)      MASKOOTCH LAKE PROPERTY

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Maskootch Lake Property, approximately 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $88,000 cash ($48,000 paid) over a 4 year period. In addition, the property is subject to a 2% net smelter royalty in favour of the optionor, of which the Company may purchase 1% of the royalty for $1,000,000.

         b)       SILVERSTRIKE PROPERTY GROUP, ONTARIO

                  i)       SILVER STRIKE PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Strike Property, Ontario. Consideration is $50,000 ($30,000 paid), 150,000 common shares (90,000 issued) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      SILVER CLAIM PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($50,000 paid), 200,000 common shares
                           (150,000 issued) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iii)     CAPITOL SILVER PROPERTY

                           Option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $35,000 cash ($10,000 paid) and 350,000 shares
                           (100,000 issued) payable over 3 years. The Company must incur an aggregate of $60,000 in exploration expenses on the property over 3 years. The property is subject to a 2% net smelter return of which half may be purchased for $1,000,000.

         c)       DONOVAN BASIN PROPERTY GROUP, ONTARIO

                  i)       THOMPSON PROPERTY

                           Option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($15,000 paid), 150,000 common shares (90,000 issued)
                           and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      KELL MINE PROPERTY

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($15,000 paid), 150,000 common shares (90,000 issued)
                           and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iii)     HUDSON BAY PROPERTY

                           Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($10,000 paid), 300,000 common shares (200,000 issued) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         d)       AJAX PROPERTY GROUP, ONTARIO

                  i)       AJAX PROPERTY

                           Purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash (paid) and 300,000 common shares (300,000 issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      BANTING CHAMBERS PROPERTY

                           Option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash ($12,500 paid), 150,000 shares (100,000 issued) over two years and $110,000 in exploration expenditures over 3 years. A 2% royalty is payable on the property, half of which can be purchased for $500,000.

                  iii)     STRATHY PROPERTY

                           During fiscal 2005, the Company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash
                           (paid). The property is subject to a 1% net smelter return royalty, which may be purchased for $250,000 at any time.

                  iv)      BOMPAS PROPERTY

                           During fiscal 2006, the Company acquired a 100% interest in 2 claims in the Bompas property. Consideration was $10,000 cash (paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $250,000.

         e)       TETAGOUCHE PROPERTY, NEW BRUNSWICK

                  Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000. This property was terminated in June 2007.

         f)       MENNIN LAKE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($37,000 paid), 300,000 common shares (100,000 issued) and $160,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         g)       FRIPP PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Fripp Property, Ontario. Consideration is being acquired for $5,000 cash (paid), 100,000 common shares (50,000 issued) payable over 4 years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

         h)       CONNOR CREEK PROPERTY, BRITISH COLUMBIA

                  Option agreement to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (250,000 issued) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached, an additional 250,000 shares are due to the vendor. During fiscal 2005, $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         i)       HUNTER GOLD PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash ($15,000 paid), 250,000 common shares (125,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

         j)       CHAPLEAU PROPERTY, ONTARIO

                  Acquisition agreement with a public company related by common directors to acquire a 50% working interest in 47,278 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 plus 15% for administration. Upon payment of the acquisition cost, an agreement was formed to perform further exploration work on a pro rata basis plus a 15% administration fee .

         k)       WILLET PROPERTY, ONTARIO

                  Option  agreement  to  acquire a 100%  interest  in the Willet
                  Property, located in Willet Township, Ontario. Consideration is $30,000 cash ($10,000 paid), 200,000 common shares (100,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor, of which half may be purchased for $1,000,000.

         l)       SAVARD & SHARPE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration is $175,000 cash over 3 years ($25,000 paid). There is a 2% net smelter return payable to the optionor, of which half may be purchased for $500,000.

         m)       HORWOOD PROPERTY GROUP, ONTARIO

                  i)       HORWOOD GOLD PROPERTY

                  Option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario.
                  Consideration is $50,000 cash ($30,000 paid) and 200,000 common shares (150,000 issued) over a 2 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

         m)       HORWOOD PROPERTY GROUP, ONTARIO (continued)

                  ii)      HORWOOD GOLD 2 PROPERTY

                           Agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% net smelter return payable to the optionor, of which half may be purchased for $500,000.

                  iii)     LABBE PROPERTY

                           Option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash ($15,000 paid) and 200,000 common shares (100,000 issued) over a 2 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

                  iv)      ROSS WINDSOR PROPERTY

                           Option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. Consideration is $35,000 cash ($10,000 paid) and 175,000 common shares (50,000 issued) over a 3 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

         n)       EAST BRECCIA PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $142,000 cash ($37,000 paid), 300,000 shares (100,000 issued), and a work commitment of $160,000 over four years. There is a 2% net smelter return payable to the optionor, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         o)       GOULD COPPER MINE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 cash ($12,000 paid), 140,000 shares (50,000 issued), and a work commitment of $100,000 over 4 years. There is a 2% net smelter return payable to the optionor of which half may be purchased for $750,000.

         p)       KEITH & SEWELL PROPERTY GROUP, ONTARIO

                  Option agreement to acquire a 100% interest in the Keith and Sewell Property, located in Keith and Sewell Townships, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years ($51,000 paid), 420,000 shares over 2 years (250,000 issued), and a work commitment of $90,000 over 3 years. There is a 3% net smelter return payable to the optionor of which two-thirds may be purchased for $1,500,000.

         q)       ANDERSON LAKE, ONTARIO

                  Option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consists of $142,000 cash ($37,000 paid), 300,000 shares (100,000 issued), and a work commitment of $160,000 over 4 years. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,500,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         r)       PATENT PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consists of $70,000 cash ($30,000 paid), 250,000 shares (100,000 issued), and a work commitment of $130,000 over 3 years. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,500,000.

         s)       MORIN, ONTARIO

                  Option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $110,000 cash ($30,000 paid) and 220,000 shares over 3 years (60,000 issued). There is a 3% net smelter return payable to the optionor, of which half may be purchased for $1,000,000.

         t)       LOVELAND PROPERTY GROUP, ONTARIO

                  i) Option agreement to acquire a 100% interest in the Loveland 1 Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($75,000 paid), 600,000 shares (200,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% net smelter return payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

                           Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

                  ii) Option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 payable over 5 years ($50,000 paid), 600,000 shares payable over 5 years (200,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% net smelter return payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

                           Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

         u)       CHEWETT PROPERTY, ONTARIO

                  The Company acquired a 100% interest in 6 claims in the Chewett Township property located in Ontario for consideration of $15,000 cash (paid). The property is subject to a 2% net smelter return royalty, of which half may be purchased for $750,000.

         v)       GOGAMA MOLY PROPERTY, ONTARIO

                  The Company acquired a 100% interest in Moher Township property, located approximately 58 kilometres southwest of Thunder Bay, Ontario for consideration of $45,000 cash ($10,000 paid) and 200,000 shares payable over 2 years (50,000 issued). The property is subject to a 2% net smelter return royalty, of which half may be purchased for $1,000,000.

         w)       OWL LAKE PROPERTY, ONTARIO

                  The Company acquired a 100% interest in the Lower Aguasabon Lake Township property located in Ontario for consideration of $10,000 (10,000 paid) cash and $80,000 in cash or share equivalent based on the average trading price of the Company's share over the previous 10 days from the payment date over two years. The property is subject to a 2% net smelter return royalty, of which half may be purchased for $500,000.

         x)       DALE GOLD PROPERTY, ONTARIO

                  The Company acquired a 100% interest in the Horwood Township property located in Ontario for consideration of $50,000 cash (15,000 paid) and 300,000 shares payable over 2 years (75,000 issued). The property is subject to a 2% net smelter return royalty, of which half may be purchased for $1,000,000.

         y)       METEOR LAKE PROPERTY, ONTARIO

                  The Company acquired a 20% interest in the Moffat, Marshay, and Beulah Township property located in Ontario for consideration of $4,000 cash (paid) and cost of 40,000 shares of a related company payable over 12 months (20,000 issued and $1,900 reimbursed by AGX). The property is subject to a 1% net smelter return royalty.


4.       EXPLORATION ADVANCES

         The Company advanced $20,000 to a company as at July 31, 2007 (2006 - $Nil), as a security deposit for the exploration on Silver Claim Property.


5.       RELATED PARTY TRANSACTIONS

         Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The amount due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

         a) During the period, the Company recorded management fees of $356,940 (2006 - $289,320; 2005 - $NIL) to company controlled by a director of the Company.

         b) During the period, fees for consulting services in the amount of $220,149 (2006 - $219,856; 2005 - $92,608) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. During the period, the Company owed to Bear Creek Equipment $2,400.90 (Hastings Management Corp. owns part of this company) and $76,053.39 to Kootenay Gold Inc. (Messrs. Hughes and McDonald are two of their directors). At July 31, 2007, $92,744 (2006 - $4,280; 2005 - $96,360) was owed to the related parties.

         c) During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and
                  deferred   $231,480  (2006  -  $228,515;   2005  -  $NIL)  for
                  acquisition and exploration expenses and management fees of $34,414 (2006 - $29,595; 2005 - $NIL) charged by the related company on these properties.  At July 31, 2007, $291,253 (2006
                  - $201,691) was owed to the related company.


6.       SHARE CAPITAL

         a)       AUTHORIZED

                  Unlimited number of common shares without par value.

         b)       ISSUED

                                                        NUMBER OF         SHARE
                                                          SHARES          AMOUNT
                                                       ------------    ------------
Balance, October 31, 2005 ..........................     39,417,915    $  7,866,229

Issued for:
   Property acquisitions ...........................      1,675,000         246,200
Issued for cash:
   Private placements ..............................     19,117,833       2,585,175
   Exercise of warrants ............................        815,000          91,700
Share issuance costs, cash .........................           --           (84,520)
Income tax benefits renounced on flow-through shares           --          (223,689)
Cancellation of escrow shares ......................        (25,000)           (250)


BALANCE, OCTOBER 31, 2006 ..........................     61,000,748    $ 10,480,845

Issued for:
   Property acquisitions ...........................      1,245,000         246,300
Issued for cash:
   Private placements:
   Flow-through shares .............................     15,565,000       1,867,800
   Non flow-through shares .........................     11,950,000       1,210,000
   Exercise of warrants ............................      3,823,500         449,700
   Exercise of options .............................        260,000          28,750
   Contributed surplus .............................           --             7,006
Share issuance costs, cash .........................           --          (115,696)
Income tax benefits renounced on flow-through shares           --        (1,177,276)
                                                       ------------    ------------

BALANCE, JULY 31, 2007 .............................     93,844,248    $ 12,997,429
                                                       ============    ============

         c)       PRIVATE PLACEMENTS

                  i) On January 18, 2006, the Company closed a private placement consisting of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) at a price of $0.10 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008.

         c)       PRIVATE PLACEMENTS (continued)

                  ii) On May 18, 2006, the Company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) at a price of $0.15 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008.

                  iii) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

                  iv) On April 18, 2007, the Company announced that it has arranged a private placement for up to $1,120,000 through the sale of 11,200,000 units at a price of $0.10 per unit. Each of the units will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.12 per share in the first year and at a price of $0.15 per share in the second year. Subscriptions advance of $47,500 were received by April 30, 2007.

                  v) On July 3, 2007, the Company announced that it has arranged a private placement for up to $600,000 through the sale of approximately 2,400,000 units at a price of $0.25 per unit. Each of the units will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30.

         d)       OPTIONS

                                                             Number of       Exercise
                                                              options          price
                                                            ----------      ----------
Outstanding and exercisable at October 31, 2006 .......      5,984,000
   Options granted ....................................        112,500            0.15
   Options granted ....................................      1,858,000            0.12
   Options exercised ..................................       (260,000)      0.10-0.20
                                                            ----------      ----------
OUTSTANDING AT JULY 31, 2007 ..........................      7,694,500
                                                            ==========

                  As at July 31, 2007,  there were 7,694,500  (2006 - 5,984,000)
                  options outstanding as follows:

       Expiry date               Exercise price             Number of options
-------------------------  ----------------------------  -----------------------

          October 8, 2007                         $0.10                   85,000
        December 18, 2007  (re-priced from $0.23) $0.20                   85,000
            March 2, 2008  (re-priced from $0.25) $0.20                  248,000
            June 16, 2008  (re-priced from $0.30) $0.20                   50,000
          January 5, 2009  (re-priced from $0.56) $0.20                  430,000
            July 28, 2010                         $0.10                1,510,000
        November 17, 2010                         $0.10                1,301,000
         February 2, 2011                         $0.20                  625,000
             July 6, 2011                         $0.15                1,415,000
         November 3, 2011                         $0.15                  112,500
           April 18, 2012                         $0.12                1,833,000

         e)       WARRANTS

                  As at July 31, 2007, there were  56,024,333(2006 - 38,583,521)
                  warrants outstanding as follows:

        Expiry date               Exercise price          Number of warrants
---------------------------  ------------------------  -------------------------

            October 7, 2007                     $0.10                 10,925,000
           January 17, 2008                     $0.10                  5,250,000
               May 17, 2008                     $0.20                 13,254,333
          December 27, 2008                     $0.15                 13,045,000
          February 08, 2009                     $0.15                  2,350,000
               May 23, 2009                     $0.10                 11,200,000

         f)       ESCROW SHARES

                  During the year ended October 31, 2006, the Company cancelled 25,000 common shares previously held in escrow and returned them to treasury.

         g)       STOCK BASED COMPENSATION

                  The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of the issued and outstanding common stock.

                  The Company issued 1,858,000 options on April 18, 2007. Using the assumptions below, the fair value of each option granted is $0.12; compensation expense of $130,000 was recorded in operation and credited to Contributed Surplus.

                  Dividend rate             0.00%   Expected life        3 years
                  Risk-free interest rate   4.12%   Expected volatility      91%

                  The Company issued 112,500 options on November 03, 2006. Using the assumptions below, the fair value of each option granted is $0.15; compensation expense of $10,000 was recorded in operation and credited to Contributed Surplus.

                  Dividend rate             0.00%   Expected life        3 years
                  Risk-free interest rate   4.02%   Expected volatility      95%

                  The Company issued 1,440,000 options on July 6, 2006. Using the assumptions below, the fair value of each option granted is $0.09; compensation expense of $130,000 was recorded in operations and credited to Contributed Surplus.

                  Dividend rate             0.00%   Expected life        3 years
                  Risk-free interest rate   4.18%   Expected volatility      98%

                  The Company issued 635,000 options on February 2, 2006. Using the assumptions below, the fair value of each option granted is $0.12; compensation expense of $76,000 was recorded in operations and credited to Contributed Surplus.

                  Dividend rate             0.00%   Expected life        3 years
                  Risk-free interest rate   3.97%   Expected volatility      94%

         g)       STOCK BASED COMPENSATION (continued)

                  The Company issued 1,331,000 options on November 17, 2005. Using the assumptions below, the fair value of each option granted is $0.06; compensation expense of $80,000 was recorded in operations and credited to Contributed Surplus.

                  Dividend rate             0.00%   Expected life        3 years
                  Risk-free interest rate   3.73%   Expected volatility      97%

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

         h)       CONTRIBUTED SURPLUS

                  The  following  table  summarizes  the  Company's  Contributed
                  Surplus:

                  Balance, October 31, 2005 .....   $ 253,000
                  Stock options granted .........     286,000
                  Cancellation of escrow shares .         250
                                                    ---------
                  BALANCE, OCTOBER 31, 2006 .....     539,250
                  Stock options granted .........     140,000
                                                    ---------
                  Stock options exercised .......      (7,006)
                                                    ---------
                  BALANCE, JULY 31, 2007 ........   $ 672,244
                                                    =========

         i)       EARNINGS PER SHARE

                  Basic Earnings per Share

                  Basic earnings per shares are calculated by dividing the net income by the weighted average number of shares of fully paid common shares outstanding throughout the year.


                                                   THREE MONTHS      NINE MONTHS
                                                       ENDED            ENDED
                                                   ------------     ------------
                                                     July 31,         July 31,
                                                       2007             2007
                                                   ------------     ------------

Net income available to common shareholders ...    $   (375,431)    $    121,476
Average number of common shares outstanding ...      88,838,775       74,378,001
                                                   ------------     ------------
Basic earnings per share ......................            0.00             0.00
                                                   ============     ============

                  Diluted earnings per share

                  In determining diluted earnings per share, we increased the average number of common shares outstanding by the following:

                  o Number of shares that would have been issued if all stock options with an exercise price below the average share price for the period had been exercised.

                  o Number of shares that would have been issued if all outstanding warrants with an exercise price below the average share price for the period had been exercised.

                  o        Number of shares  that would have been  issued if all
                           shares  were  issued   pursuant  to  property  option
                           agreements.

         i)       EARNINGS PER SHARE (continued)

                  We also decreased the average number of common shares outstanding by the number of common shares that the Company could have repurchased if it used the proceeds from the above to repurchase them on the open market at the average share price for the period.

                                                        THREE MONTHS      NINE MONTHS
                                                            ENDED            ENDED
                                                        -------------    -------------
                                                           July 31,         July 31,
                                                             2007             2007
                                                        -------------    -------------
Net income available to common shareholders .........   $    (375,431)   $     121,476
Average number of common shares outstanding .........      88,838,775       74,378,001
Stock options potentially exercisable ...............       7,694,500        7,694,500
Warrants potentially exercisable ....................      56,024,333       56,024,333
Property option agreements ..........................       3,920,000        3,920,000
Weighed-average common shares potentially repurchased     (23,792,192)     (23,792,192)
Average diluted number of common shares outstanding .     132,715,416      118,254,642
                                                        -------------    -------------
Diluted earnings per share ..........................            0.00             0.00
                                                        =============    =============


7.       COMMITMENTS

         a) On September 21, 2006, the Company's shareholders approved a Plan of Arrangement ("the Arrangement") dated August 11, 2006 to reorganize certain of the Company's diamond properties. On September 26, 2006, the final court order approving the
                  Arrangement between the Company and its newly formed subsidiary, Diamondcorp Resources Inc. ("Diamondcorp"), was accepted.

                  On the effective date of the Arrangement yet to be determined, the Company's common shares 4will be restructured into new common shares and reorganization shares. On the effective date, each shareholder will receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share will be exchanged for one Diamondcorp common share such that Diamondcorp will hold all of the reorganization shares. The Company will then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp will satisfy the aggregate redemption price.

                  The transferred mineral properties and related obligations in respect of these properties held by the Company will be at their carrying values in consideration for a corresponding number of Diamondcorp shares issued at fair value. In addition as contingent consideration from Diamondcorp, certain of the Company's mineral property agreements contain anti-dilution provisions such that the issue of the Company's shares will also require the issue of Diamondcorp shares on a three to one basis.

                  On the effective date, the exercise price of all outstanding options and warrants will be adjusted and the options and warrants shall be separated so as to be exercisable separately into new common shares and Diamondcorp common shares on the basis that for every three common shares purchasable on exercise of the options and warrants prior to the effective date, the holder thereof will be entitled to purchase, on exercise of options and warrants, three new common shares and separately one Diamondcorp Common Share.

         b) The Company entered into a loan agreement with Diamondcorp to advance to Diamondcorp $100,000 to be used by Diamondcorp for necessary working capital and to meet expenses prior to the Effective Date. The Working Capital Loan bears interest from the date of each advance to the day of repayment at the rate of 5% per annum with interest being added to the principal on each annual anniversary of the date of advance. The entire Working Capital Loan and interest accrued from such advance shall be repaid in cash on August 3, 2007. The loan was advanced on August 4, 2006.

         c) By an agreement dated June 1, 2005, the Company entered into an administrative services agreement with a company controlled by a director and officer. A management fee was payable at a minimum monthly fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

         d) At April 30, 2007, the Company is obligated to incur $1,762,618 (2006 - $133,314) in eligible Canadian Exploration Expenses prior to December 31, 2007 in order to complete obligations entered into pursuant to flow-through share purchase agreements.


8.       INCOME TAXES

         A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

                                                   2006           2005           2004
                                               -----------    -----------    -----------
Statutory tax rate                                 34%            35%            35%
                                              -----------    -----------    -----------

Computed tax recovery .....................   $(1,437,000)   $  (121,000)   $  (188,000)
Changes in temporary differences ..........       (26,000)       (21,000)       (16,000)
Unrecognized items for tax purposes .......     1,118,000         29,000         68,000
Benefit of income tax losses not recognized       345,000        113,000        136,000
                                              -----------    -----------    -----------

                                              $     --       $     --       $     --
                                              ===========    ===========    ===========

         The significant components of the Company's future income tax assets are as follows:

                                             2006           2005           2004
                                         -----------    -----------    -----------
Exploration and development deductions   $   584,000    $  (442,000)   $   (55,000)
Non-capital losses carried forward ...       717,000        437,000        317,000
Other temporary differences ..........        60,000         60,000         57,000
                                         -----------    -----------    -----------
                                           1,361,000         55,000        319,000
Valuation allowance ..................    (1,361,000)       (55,000)      (319,000)
                                         -----------    -----------    -----------

                                         $     --       $     --       $     --
                                         ===========    ===========    ===========

         The Company has Canadian non-capital losses carried forward of approximately $2,093,000 (2005 - $1,226,000) that may be available for tax purposes. The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not. The losses expire as follows:

                              2007       $  80,000
                              2008       $  49,000
                              2009       $  70,000
                              2010       $ 276,000
                              2014       $ 319,000
                              2015       $ 349,000
                              2016       $ 950,000

         The Company has resource pools of approximately $3.8 million (2005 - $2.3 million) available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

         In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $646,500 (2005 - $283,333) in Canadian exploration expenditures incurred.

9.       SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the period:


JULY 31,                                        2007         2006         2005
-----------------------------------------     --------     --------     --------
Investing activities
    Mineral property acquisition ........     $246,300     $114,025     $ 68,650
                                              ========     ========     ========

JULY 31,                                        2007         2006         2005
-----------------------------------------     --------     --------     --------
Financing activities
    Stock based compensation included in
    Contributed Surplus .................     $140,000     $286,000     $ 37,000
                                              ========     ========     ========

10.      SUBSEQUENT EVENTS

         In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to July 31, 2007:

         On September 11, 2007, the TSX Venture Exchange approved at private placement consisting of 2,545,000 units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable warrant, each warrant to purchase one common share within a two-year period at an exercise price of $0.30 per share. Finder's fees were paid on a portion of the funds raised. The proceeds are being used for general working capital, exploration on the Company's Ontario properties, current property payments and new acquisitions.

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These consolidated financial statements have been prepared in accordance with GAAP in Canada that differ in certain material respects from GAAP in the United States. The major differences between Canadian and US GAAP, which affect the Company's financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under US GAAP, mineral exploration and development property expenditures are expensed in the year incurred in a development stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.

                  US GAAP also requires a separate statement for stockholders' equity whereas Canadian GAAP does not.

                  The effects on the Company's consolidated financial statements are summarized below:

                                          For the nine
                                          months ended       For the years ended
                                          -----------    --------------------------
                                            JULY 31,     October 31,    October 31,
                                              2007           2006           2005
                                          -----------    -----------    -----------
Consolidated Statements of Operations
     and Deficit

Net income-loss for the year under:
     Canadian GAAP ....................   $   121,476    $(4,197,401)   $  (339,777)
     Add:  Write-down of properties ...       201,627      3,261,819           --
     Less: Mineral property exploration
           expenditures ...............    (2,461,335)    (1,818,235)    (1,060,062)
                                          -----------    -----------    -----------

Net loss under US GAAP ................   $(2,138,232)   $(2,753,817)   $(1,399,839)
                                          ===========    ===========    ===========

Loss per share - US GAAP ..............   $     (0.02)   $     (0.05)   $     (0.06)
                                          ===========    ===========    ===========

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT (continued)

                                               For the nine
                                               months ended       For the years ended
                                               -----------    --------------------------
                                                 JULY 31,     October 31,    October 31,
                                                   2007          2006           2005
                                               -----------    -----------    -----------
Consolidated Statements of Cash Flow

Cash flows (used in) operating activities -
Canadian GAAP ..............................   $  (358,291)   $  (909,962)   $  (372,743)
Mineral exploration costs capitalized in the
year and not expensed ......................    (2,215,035)    (1,495,250)      (950,901)
                                               -----------    -----------    -----------

Cash flows (used in) operating activities -    $(2,573,326)   $(2,405,212)   $(1,323,644)
                                               ===========    ===========    ===========

Cash flows (used in) investing activities -
Canadian GAAP ..............................   $(2,231,650)    (1,498,635)      (950,901)
Mineral exploration costs capitalized in the
year and not expensed ......................     2,215,035     (1,495,250)       950,901
                                               -----------    -----------    -----------
Cash flows (used in) investing activities -
US GAAP ....................................   $   (16,615)   $    (3,385)   $      --
                                               ===========    ===========    ===========

Consolidated Balance Sheets
Assets
Mineral Properties
     Canadian GAAP .........................   $ 4,343,065    $ 2,083,357    $ 3,526,941
     Resource property expenditures
     (cumulative) ..........................    (4,343,065)    (2,083,357)    (3,526,941)
                                               -----------    -----------    -----------

United States GAAP .........................   $      --      $      --      $      --
                                               ===========    ===========    ===========

Stockholders' Equity
      Canadian GAAP ........................   $ 5,483,841    $ 2,551,093    $ 3,680,268
      Resource property expenditures
      (cumulative) .........................    (4,343,065)    (2,083,357)    (3,526,941)
                                               -----------    -----------    -----------

United States GAAP .........................   $ 1,140,776    $   467,736    $   153,687
                                               ===========    ===========    ===========

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       NEW ACCOUNTING PRONOUNCEMENTS

                  i) September 2006 - FASB issued Statement No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of Statement No. 157 but does not expect that it will have a material impact on the consolidated financial statements.

                  ii) June 2006 - FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an
                           Interpretation of FASB Statement No. 109." This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.

                  iii) In February 2006 - FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are a hybrid financial instrument that contain an embedded derivative requiring bifurcation. In addition, Statement No. 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Statement No. 155 amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006.

                  iv) November 2005 - FASB issued Staff Position No. FSP (FASB Staff Position) FAS (Financial Accounting
                           Standard) 115-1 - "The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments". FAS FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FAS FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted.

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or consolidated results of operations.

         c)       CUMULATIVE INCEPTION TO DATE INFORMATION

                  Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The Company changed its business in August 2002 and entered the mining exploration business. Cumulative inception to date information from August 2002 is as follows:

                                                             CUMULATIVE AMOUNTS FROM
CONSOLIDATED BALANCE SHEETS                                         INCEPTION
-------------------------------------------------------   ----------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)                 NUMBER OF        SHARE
                                                             SHARES          AMOUNT
                                                          ------------    ------------
SHARE CAPITAL
   Issued for
       Loan bonus .....................................        311,111    $     70,000
       Property acquisition ...........................      4,065,000         606,025
   Issued for cash
       Private placements .............................     71,838,548       9,830,675
       Exercise of options/warrants ...................      7,795,500         880,200
   Shares for debt ....................................      4,730,688         614,989
   Share issuance costs ...............................                       (476,290)
   Income tax benefits renounced on flow-through shares                     (2,038,730)
   Cancellation of the escrow shares                           (25,000)           (250)
                                                          ------------    ------------
                                                            88,715,847    $  9,486,619
                                                          ============    ============
CONTRIBUTED SURPLUS ...................................                   $    672,244
                                                                          ============
DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE ......                   $ (4,930,439)
                                                                          ============

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)


         e)       CUMULATIVE INCEPTION TO DATE INFORMATION (continued)

                                                                     CUMULATIVE
                                                                    AMOUNTS FROM
CONSOLIDATED STATEMENTS OF OPERATIONS                                INCEPTION
----------------------------------------------------------------    -----------
ADMINISTRATIVE EXPENSES
    Bank charges ...............................................    $     4,552
    Consulting fees ............................................        693,912
    Amortization ...............................................          1,237
    Financing fees .............................................        102,500
    Interest on debt ...........................................         74,527
    Investor relations and promotion ...........................        309,802
    Legal and accounting .......................................        310,238
    Management fees ............................................        960,700
    Office and miscellaneous ...................................         51,621
    Part XII.6 tax .............................................         13,056
    Regulatory fees ............................................        157,114
    Transfer agent fees ........................................         55,158
    Stock based compensation ...................................        649,000
    Recovery of prior year expenses ............................        (13,478)
    Less: interest earned ......................................        (23,078)
MINERAL PROPERTIES .............................................      7,083,006
FUTURE INCOME TAX BENEFIT RENOUNCED ON FLOW THROUGH SHARES .....     (1,501,964)
                                                                    -----------
NET LOSS FROM INCEPTION ........................................    $(8,927,902)
                                                                    ===========

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       CUMULATIVE INCEPTION TO DATE INFORMATION (continued)

                                                                           CUMULATIVE
                                                                          AMOUNTS FROM
STATEMENTS OF CASH FLOWS                                                   INCEPTION
-----------------------------------------------------------------------   ------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss from inception ...........................................   $ (8,927,902)
    Add items not affecting cash:
       Amortization ...................................................          1,237
       Financing fee ..................................................         70,000
       Future income tax benefit renounced on flow through shares .....     (1,501,964)
       Stock based compensation .......................................        649,000
    Change in non-cash operating working capital items:
       Goods and services tax recoverable .............................       (104,508)
       Prepaid expense ................................................        (21,248)
       Exploration advance ............................................        (20,000)
       Accounts payable, accrued liabilities and due to related parties        500,435
                                                                          ------------
                                                                            (9,354,951)
                                                                          ------------
FINANCING ACTIVITIES
   Loans received .....................................................        541,780
   Repayment of loans .................................................       (100,000)
   Share subscriptions receivable .....................................           --
   Share subscriptions advance ........................................        161,694
   Issuance of share capital ..........................................     10,713,875
   Share issuance costs ...............................................       (476,290)
                                                                          ------------
                                                                            10,841,059
                                                                          ------------
INVESTING ACTIVITIES
   Purchase of equipment ..............................................         (1,826)
                                                                          ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS .............................   $  1,484,282
                                                                          ============

                                Amador Gold Corp.
                   Schedules of Mineral Property Expenditures
                  For the nine month period ended July 31, 2007

                                       SILVER-                              TETA-
                          RED LAKE     STRIKE      DONOVAN       AJAX      GOUCHE        MENNIN
                            GROUP       GROUP       BASIN        GROUP       NEW         LAKE
                           ONTARIO     ONTARIO     ONTARIO      ONTARIO   BRUNSWICK     ONTARIO
                          ---------   ---------   ---------   ---------   ---------    ---------
ACQUISITION COSTS
 Opening balance ......   $  81,880   $  84,517   $ 120,460   $ 163,553   $  24,500    $  45,000
 Staking costs ........      16,554       1,900        --         2,145        --          6,715
 Option payments cash .        --        30,000      10,000        --          --           --
 Option payments shares      38,000        --          --          --          --           --
 Finder's fees cash ...      12,000       7,200      35,900        --          --           --
 Write-off ............        --          --          --          --       (24,500)        --
                          ---------   ---------   ---------   ---------   ---------    ---------
 Closing balance ......     148,434     123,617     166,360     165,698           0       51,715
                          ---------   ---------   ---------   ---------   ---------    ---------

DEFERRED EXPLORATION
 Opening balance ......      51,804      86,813      31,694     125,975     116,173       25,169
 Consulting ...........         600      19,471        --        35,275        --            816
 Drilling .............        --       328,835       6,425        --        19,586         --
 Geological ...........       1,794        --          --         8,351       7,994       21,543
 Line cutting .........      22,400      15,020      19,690        --          --           --
 Mapping and sampling .       9,419      53,439        --         8,608       1,529       17,286
 Miscellaneous ........        --           300         300        --            12         --
 Management fee/adm. ..        --          --          --          --       (19,244)        --
 Surveying ............     132,604      15,481      22,401      18,054        --           --
 Write-off ............        --          --          --          --      (126,051)        --
                          ---------   ---------   ---------   ---------   ---------    ---------
 Closing balance ......     218,621     519,629      80,510     196,263           0       64,814
                          ---------   ---------   ---------   ---------   ---------    ---------
BALANCE, END OF PERIOD    $ 367,055   $ 643,246   $ 246,870   $ 361,961   $       0    $ 116,529
                          =========   =========   =========   =========   =========    =========


                                        CONNOR
                                        CREEK       BLACK-      GOULD      HUNTER
                            FRIPP      BRITISH      STOCK       COPPER      GOLD
                           ONTARIO     COLUMBIA    ONTARIO     ONTARIO     ONTARIO
                          ---------   ---------   ---------   ---------   ---------
ACQUISITION COSTS
 Opening balance ......   $  19,472   $  18,000   $  15,840   $  25,715   $  20,805
 Staking costs ........        --          --          --          --          --
 Option payments cash .        --          --          --          --         5,000
 Option payments shares        --         4,500        --         7,750       4,750
 Finder's fees cash ...        --          --          --          --          --
 Write-off ............        --          --          --          --          --
                          ---------   ---------   ---------   ---------   ---------
 Closing balance ......      19,472      22,500      15,840      33,465      30,555
                          ---------   ---------   ---------   ---------   ---------

DEFERRED EXPLORATION
 Opening balance ......      40,517      59,517        --         4,118       1,219
 Consulting ...........        --         2,293        --          --          --
 Drilling .............        --        95,187        --          --          --
 Geological ...........        --        16,064        --        24,072        --
 Line cutting .........        --          --          --         8,672        --
 Mapping and sampling .        --        57,152        --         2,061        --
 Miscellaneous ........        --           200        --           300         600
 Management fee/adm. ..        --        20,884        --          --          --
 Surveying ............        --          --          --         7,364        --
 Write-off ............        --          --          --          --          --
                          ---------   ---------   ---------   ---------   ---------
 Closing balance ......      40,517     251,297        --        46,586       1,819
                          ---------   ---------   ---------   ---------   ---------
BALANCE, END OF PERIOD    $  59,989   $ 273,797   $  15,840   $  80,051   $  32,374
                          =========   =========   =========   =========   =========

                                Amador Gold Corp.
                   Schedules of Mineral Property Expenditures
                  For the nine month period ended July 31, 2007



                                      KEITH &              ANDERSON     EAST
                           PATENT     SEWELL     WILLET      LAKE     BREACCIA
                           ONTARIO    ONTARIO    ONTARIO    ONTARIO    ONTARIO
                          --------   --------   --------   --------   --------

ACQUISITION COSTS
 Opening balance ......   $ 34,000   $ 48,032   $ 11,000   $ 27,950   $ 34,670
 Staking costs ........       --        1,165       --         --         --
 Option payments cash .     15,000     30,000      5,000     25,000     25,000
 Option payments shares     12,000     33,600      6,500     12,000     15,500
 Finder's fees cash ...       --         --         --         --         --
 Write-off ............       --         --         --         --         --
                          --------   --------   --------   --------   --------
 Closing balance ......     61,000    113,297     22,500     64,950     75,170
                          --------   --------   --------   --------   --------

DEFERRED EXPLORATION
 Opening balance ......        838     26,875      1,220      1,210      3,370
 Consulting ...........       --          225       --         --        2,200
 Drilling .............       --       16,940       --         --         --
 Geological ...........       --        2,495       --       11,543     20,650
 Line cutting .........       --        2,981       --         --         --
 Mapping and sampling .       --        1,259       --          293     23,325
 Miscellaneous ........       --         --          300       --          300
 Management fee/adm. ..       --         --         --         --         --
 Surveying ............       --         --         --         --         --
 Write-off ............       --         --         --         --         --
                          --------   --------   --------   --------   --------
 Closing balance ......        838     50,776      1,520     13,046     49,845
                          --------   --------   --------   --------   --------
BALANCE, END OF PERIOD    $ 61,838   $164,073   $ 24,020   $ 77,996   $125,015
                          ========   ========   ========   ========   ========


                                                           LOVELAND
                            OKE &     CHEWETT              PROPERTY     FORGE
                            FORD     PROPERTY    HORWOOD     GROUP      LAKE
                           ONTARIO    ONTARIO    ONTARIO    ONTARIO    ONTARIO
                          --------   --------   --------   --------   --------

ACQUISITION COSTS
 Opening balance ......   $134,300   $ 19,680   $ 59,025   $ 92,000   $ 34,000
 Staking costs ........       --         --       33,680      1,100       --
 Option payments cash .       --         --       30,000     75,000      3,628
 Option payments shares       --         --       20,000     48,000       --
 Finder's fees cash ...       --         --         --         --         --
 Write-off ............       --         --         --         --         --
                          --------   --------   --------   --------   --------
 Closing balance ......    134,300     19,680    142,705    216,100     37,628
                          --------   --------   --------   --------   --------

DEFERRED EXPLORATION
 Opening balance ......       --         --        2,071      2,568      5,100
 Consulting ...........       --         --        5,005        900       --
 Drilling .............       --         --       23,875       --         --
 Geological ...........       --         --       46,229      2,600       --
 Line cutting .........       --         --       41,445     17,435       --
 Mapping and sampling .       --         --       67,581       --         --
 Miscellaneous ........       --         --          568       --         --
 Management fee/adm. ..       --         --          191       --          547
 Surveying ............       --       21,592     63,635     26,219       --
 Write-off ............       --         --         --         --         --
                          --------   --------   --------   --------   --------
 Closing balance ......       --       21,592    250,600     49,722      5,647
                          --------   --------   --------   --------   --------
BALANCE, END OF PERIOD    $134,300   $ 41,272   $393,305   $265,822   $ 43,275
                          ========   ========   ========   ========   ========

                                Amador Gold Corp.
                   Schedules of Mineral Property Expenditures
                  For the nine month period ended July 31, 2007


                                           OTTER
                             MORIN         POND        SHARPE &                     MCTAVISH
                            PROPERTY      PROPERTY      SAVARD       CHAPLEAU       PROPERTY
                            ONTARIO       ONTARIO       ONTARIO       ONTARIO       ONTARIO
                          -----------   -----------   -----------   -----------   -----------
ACQUISITION COSTS
 Opening balance ......   $    15,000   $    27,495   $    10,000   $   168,266   $      --
 Staking costs ........          --            --            --          18,458         2,640
 Option payments cash .        20,000         6,047        15,000        94,131          --
 Option payments shares         9,600          --            --            --            --
 Finder's fees cash ...          --            --            --            --            --
 Write-off ............          --            --            --            --            --
                          -----------   -----------   -----------   -----------   -----------
 Closing balance ......        44,600        33,542        25,000       280,855         2,640
                          -----------   -----------   -----------   -----------   -----------

DEFERRED EXPLORATION
 Opening balance ......           751         4,124          --         157,071          --
 Consulting ...........          --            --            --           2,647          --
 Drilling .............          --            --            --            --            --
 Geological ...........          --            --            --          28,582          --
 Line cutting .........          --            --            --           4,265          --
 Mapping and sampling .          --            --            --          83,397          --
 Miscellaneous ........          --            --            --            --            --
 Management fee/adm. ..          --             907          --          34,414          --
 Surveying ............          --            --          27,475          --            --
 Write-off ............          --            --            --            --            --
                          -----------   -----------   -----------   -----------   -----------
 Closing balance ......           751         5,031        27,475       310,375          --
                          -----------   -----------   -----------   -----------   -----------
BALANCE, END OF PERIOD    $    45,351   $    38,573   $    52,475   $   591,231   $     2,640
                          ===========   ===========   ===========   ===========   ===========


                            HOLLOWAY
                          FRECHEVILLE      GOGAMA          DALE                       METEOR
                            PROPERTY        MOLY           GOLD                        LAKE
                             GROUP         PROPERTY      PROPERTY     OWL LAKE       PROPERTY
                            ONTARIO        ONTARIO       ONTARIO       ONTARIO       ONTARIO        TOTAL
                          -----------    -----------   -----------   -----------   -----------   -----------
ACQUISITION COSTS
 Opening balance ......   $      --      $      --     $      --     $      --     $      --     $ 1,335,160
 Staking costs ........          --             --            --            --           9,481        94,337
 Option payments cash .          --           10,000        15,000        10,000         5,900       467,706
 Option payments shares          --            6,500        10,500          --            --         246,300
 Finder's fees cash ...          --             --            --            --            --            --
 Write-off ............          --             --            --            --            --         (24,500)
                          -----------    -----------   -----------   -----------   -----------   -----------
 Closing balance ......             0         16,500        25,500        10,000        15,381     2,119,003
                          -----------    -----------   -----------   -----------   -----------   -----------

DEFERRED EXPLORATION
 Opening balance ......          --             --            --            --            --         748,197
 Consulting ...........         3,533           --            --            --            --          73,236
 Drilling .............        43,540           --            --            --           1,190       535,579
 Geological ...........         1,500           --            --            --           5,137       198,556
 Line cutting .........          --             --            --            --           6,115       138,023
 Mapping and sampling .         2,503           --            --            --           2,800       330,653
 Miscellaneous ........          --              940           600          --            --           4,420
 Management fee/adm. ..          --             --            --            --            --          37,699
 Surveying ............          --             --            --            --            --         334,825
 Write-off ............       (51,076)          --            --            --            --        (177,127)
                          -----------    -----------   -----------   -----------   -----------   -----------
 Closing balance ......             0            940           600          --          15,242     2,224,062
                          -----------    -----------   -----------   -----------   -----------   -----------
BALANCE, END OF PERIOD    $         0    $    17,440   $    26,100   $    10,000   $    30,623   $ 4,343,065
                          ===========    ===========   ===========   ===========   ===========   ===========

                                Amador Gold Corp.
                   Schedules of Mineral Property Expenditures
                       For the year ended October 31, 2006

                                                         SILVER-
                             KENORA        RED LAKE      STRIKE        DONOVAN
                             GROUP          GROUP         GROUP         BASIN        MAGNUM
                            ONTARIO        ONTARIO       ONTARIO       ONTARIO       QUEBEC
                          -----------    -----------   -----------   -----------   -----------
ACQUISITION COSTS
 Opening balance ......   $ 1,262,157    $    42,000   $    41,182   $    24,600   $    74,000
 Staking costs ........         2,701          2,880         2,785        71,260          --
 Option payments cash .        15,000         27,000        30,000        15,000          --
 Option payments shares         5,000         10,000        10,550         9,600          --
 Finder's fees cash ...           168           --            --            --            --
 Write-off ............    (1,285,026)          --            --            --         (74,000)
                          -----------    -----------   -----------   -----------   -----------
 Closing balance ......          --           81,880        84,517       120,460          --
                          -----------    -----------   -----------   -----------   -----------

DEFERRED EXPLORATION
 Opening balance ......     1,739,824           --            --             600        40,392
 Consulting ...........         8,894           --          12,645        13,058          --
 Drilling .............          --             --            --            --            --
 Geological ...........          --            3,566           500          --          (1,680)
 Line cutting .........          --           45,550        12,005        17,970          --
 Mapping and sampling .          --             --            --            --            --
 Miscellaneous ........           999           --             122            66          --
 Management fee .......          --             --             141          --            --
 Surveying ............          --            2,688        61,400          --            --
 Write-off ............    (1,749,717)          --            --            --         (38,712)
                          -----------    -----------   -----------   -----------   -----------
 Closing balance ......          --           51,804        86,813        31,694          --
                          -----------    -----------   -----------   -----------   -----------
BALANCE, END OF YEAR ..   $      --      $   133,684   $   171,330   $   152,154   $      --
                          ===========    ===========   ===========   ===========   ===========


                             TETA-                                     CONNOR
                            GOUCHE         MENNIN                       CREEK         HUNTER         AJAX
                              NEW           LAKE          FRIPP        BRITISH         GOLD         GROUP
                           BRUNSWICK       ONTARIO       ONTARIO      COLUMBIA       ONTARIO       ONTARIO
                          -----------    -----------   -----------   -----------   -----------   -----------
ACQUISITION COSTS
 Opening balance ......   $    12,250    $    16,000   $     8,787   $      --     $     1,800   $   135,568
 Staking costs ........          --             --           7,560          --           1,880         5,985
 Option payments cash .        10,000         25,000          --            --          10,000        17,500
 Option payments shares         2,250          4,000         3,125        18,000         7,125         4,500
 Finder's fees cash ...          --             --            --            --            --            --
 Write-off ............          --             --            --            --            --            --
                          -----------    -----------   -----------   -----------   -----------   -----------
 Closing balance ......        24,500         45,000        19,472        18,000        20,805       163,553
                          -----------    -----------   -----------   -----------   -----------   -----------

DEFERRED EXPLORATION
 Opening balance ......        12,109          8,547          --          12,500          --          94,150
 Consulting ...........        13,214           --           5,400        46,237          --           1,400
 Drilling .............        61,530           --            --            --            --            --
 Geological ...........         7,365           --            --            --            --            --
 Line cutting .........          --            7,736          --            --            --           4,496
 Mapping and sampling .         2,345           --             820          --            --           1,930
 Miscellaneous ........       (10,500)            51           932           780         1,219           570
 Management fee .......          --             --              60          --            --             212
 Surveying ............        30,110          8,835        33,305          --            --          23,217
 Write-off ............          --             --            --            --            --            --
                          -----------    -----------   -----------   -----------   -----------   -----------
 Closing balance ......       116,173         25,169        40,517        59,517         1,219       125,975
                          -----------    -----------   -----------   -----------   -----------   -----------
BALANCE, END OF YEAR ..   $   140,673    $    70,169   $    59,989   $    77,517   $    22,024   $   289,528
                          ===========    ===========   ===========   ===========   ===========   ===========

                                Amador Gold Corp.
                   Schedules of Mineral Property Expenditures
                       For the year ended October 31, 2006



                           GOULD      EAST                            KEITH &
                           COPPER   BREACCIA    WILLET     HORWOOD    SEWELL
                          ONTARIO    ONTARIO    ONTARIO    ONTARIO    ONTARIO
                         --------   --------   --------   --------   --------

ACQUISITION COSTS
 Opening balance ......  $   --     $   --     $   --     $   --     $   --
 Staking costs ........    11,340     15,170       --          900      7,232
 Option payments cash .    12,000     12,000      5,000     31,000     21,000
 Option payments shares     2,375      7,500      6,000     27,125     19,800
 Finder's fees cash ...      --         --         --         --         --
 Write-off ............      --         --         --         --         --
                         --------   --------   --------   --------   --------
 Closing balance ......    25,715     34,670     11,000     59,025     48,032
                         --------   --------   --------   --------   --------

DEFERRED EXPLORATION
 Opening balance ......      --         --         --         --         --
 Consulting ...........      --         --         --         --         --
 Drilling .............      --         --         --         --         --
 Geological ...........     3,150      2,000       --         --         --
 Line cutting .........      --         --         --         --       17,962
 Mapping and sampling .      --         --         --         --         --
 Miscellaneous ........       968      1,070      1,220      2,071        951
 Management fee .......      --          300       --         --         --
 Surveying ............      --         --         --         --        7,962
 Write-off ............      --         --         --         --         --
                         --------   --------   --------   --------   --------
 Closing balance ......     4,118      3,370      1,220      2,071     26,875
                         --------   --------   --------   --------   --------
BALANCE, END OF YEAR ..  $ 29,833   $ 38,040   $ 12,220   $ 61,096   $ 74,907
                         ========   ========   ========   ========   ========


                                                          HOLLOWAY
                                               LOVELAND  FRECHEVILLE
                                    ANDERSON   PROPERTY   PROPERTY      MORIN
                          PATENT      LAKE       GROUP      GROUP     PROPERTY
                          ONTARIO    ONTARIO    ONTARIO    ONTARIO     ONTARIO
                         --------   --------   --------   --------    --------

ACQUISITION COSTS
 Opening balance ......  $   --     $   --     $   --     $   --      $   --
 Staking costs ........     5,500      7,700       --         --         1,500
 Option payments cash .    15,000     12,000     50,000     45,000      10,000
 Option payments shares    13,500      8,250     42,000     42,000       3,500
 Finder's fees cash ...      --         --         --         --          --
 Write-off ............      --         --         --      (87,000)       --
                         --------   --------   --------   --------    --------
 Closing balance ......    34,000     27,950     92,000       --        15,000
                         --------   --------   --------   --------    --------

DEFERRED EXPLORATION
 Opening balance ......      --         --         --         --          --
 Consulting ...........      --         --         --          502        --
 Drilling .............      --         --         --         --          --
 Geological ...........      --         --          550       --          --
 Line cutting .........      --         --         --        3,310        --
 Mapping and sampling .      --         --         --         --          --
 Miscellaneous ........       838      1,210      1,935      1,428         751
 Management fee .......      --         --           83       --          --
 Surveying ............      --         --         --       22,125        --
 Write-off ............      --         --         --      (27,365)       --
                         --------   --------   --------   --------    --------
 Closing balance ......       838      1,210      2,568       --           751
                         --------   --------   --------   --------    --------
BALANCE, END OF YEAR ..  $ 34,838   $ 29,160   $ 94,568   $   --      $ 15,751
                         ========   ========   ========   ========    ========

                                Amador Gold Corp.
                   Schedules of Mineral Property Expenditures
                       For the year ended October 31, 2006


                            SHARPE &                    CHEWETT
                            SAVARD        CHAPLEAU      PROPERTY    BLACKSTOCK
                            ONTARIO       ONTARIO       ONTARIO       ONTARIO
                          -----------   -----------   -----------   -----------

ACQUISITION COSTS
 Opening balance ......   $      --     $       475   $      --     $      --
 Staking costs ........          --         159,406         4,680        15,840
 Option payments cash .        10,000         8,385        15,000          --
 Option payments shares          --            --            --            --
 Finder's fees cash ...          --            --            --            --
 Write-off ............          --            --            --            --
                          -----------   -----------   -----------   -----------
 Closing balance ......        10,000       168,266        19,680        15,840
                          -----------   -----------   -----------   -----------

DEFERRED EXPLORATION
 Opening balance ......          --            --            --            --
 Consulting ...........          --           7,228          --            --
 Drilling .............          --          16,857          --            --
 Geological ...........          --          54,169          --            --
 Line cutting .........          --           9,155          --            --
 Mapping and sampling .          --          26,058          --            --
 Miscellaneous ........          --            --            --            --
 Management fee .......          --          42,504          --            --
 Surveying ............          --           1,100          --            --
 Write-off ............          --            --            --            --
                          -----------   -----------   -----------   -----------
 Closing balance ......          --         157,071          --            --
                          -----------   -----------   -----------   -----------
BALANCE, END OF YEAR ..   $    10,000   $   325,337   $    19,680   $    15,840
                          ===========   ===========   ===========   ===========



                                         OKE & FORD    OTTER POND
                          FORGE LAKE      PROPERTY      PROPERTY
                            ONTARIO       ONTARIO       ONTARIO        TOTAL
                          -----------   -----------   -----------   -----------

ACQUISITION COSTS
 Opening balance ......   $      --     $      --     $      --     $ 1,618,819
 Staking costs ........          --         134,300          --         458,619
 Option payments cash .        34,000          --          27,495       457,380
 Option payments shares          --            --            --         246,200
 Finder's fees cash ...          --            --            --             168
 Write-off ............          --            --            --      (1,446,026)
                          -----------   -----------   -----------   -----------
 Closing balance ......        34,000       134,300        27,495     1,335,160
                          -----------   -----------   -----------   -----------

DEFERRED EXPLORATION
 Opening balance ......          --            --            --       1,908,122
 Consulting ...........          --            --            --         108,578
 Drilling .............          --            --            --          78,387
 Geological ...........          --            --            --          69,620
 Line cutting .........          --            --            --         118,184
 Mapping and sampling .          --            --            --          31,153
 Miscellaneous ........          --            --            --           6,681
 Management fee .......         5,100          --           4,124        52,524
 Surveying ............          --            --            --         190,742
 Write-off ............          --            --            --      (1,815,794)
                          -----------   -----------   -----------   -----------
 Closing balance ......         5,100          --           4,124       748,197
                          -----------   -----------   -----------   -----------
BALANCE, END OF YEAR ..   $    39,100   $   134,300   $    31,619   $ 2,083,357
                          ===========   ===========   ===========   ===========

                                                                      DOCUMENT 2



                                AMADOR GOLD CORP.
                           ("AMADOR" OR THE "COMPANY")

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                       FOR THE PERIOD ENDED JULY 31, 2007

INTRODUCTION

The following management discussion and analysis has been prepared as of September 28, 2007. The selected financial information set out below, and certain comments which follow, are based on and derived from the management prepared financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the nine months ended July 31, 2007 and should be read in conjunction with them. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company. The Company is also a Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company with no revenues from mineral producing operations. Its assets consist of Canadian mineral properties and cash. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, position stock market conditions, a company's track record and the experience of management.

RISKS AND UNCERTAINTIES:

The Company's business is highly uncertain and risky by its very nature. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;

         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

Regulatory standards continue to change making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

OVERALL PERFORMANCE

The Company has a portfolio of properties at the grass roots stage of development. Preliminary work will be completed on the properties and based on results, work programs will be developed in order to further explore these properties. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts.

PROPERTIES

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. Consideration is, over a 4-year period, to pay $69,000 (as at July 31, 2007, $39,000 has been paid) and issue 100,000 common shares of the Company (issued). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation.

A grid has been established over the property and numerous VLF EM and magnetic anomalies have been identified for follow-up by prospecting and geochem prior to trenching or drilling.

B.       MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. Consideration is, over a 4-year period, to pay $88,000 (as at July 31, 2007, $48,000 has been paid) and issue 100,000 shares of the Company (issued). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length.

A grid has been established over the property and strong VLF EM and magnetic anomalies appear to coincide with existing mineralized showings. The main anomaly is over 800 metres long, trends under a lake to the west and may be folded to the east where a large 300m by 300m anomaly occurs at what might be the nose of the fold. The grid was extended over the lake in the winter followed by magnetometer and induced Polarization (IP) Surveys.

During the spring of 2007, the Company staked an additional 406 claim units (1624 hectares, or 4011 acres) and completed a 760 km VTEM airborne survey. This work was initiated based on a review of the ground geophysical data in conjunction with local and regional showings and geology. The new land package covers a large area with volcanogenic massive sulphide and gold mineralization potential. Initial prospecting of the entire land package will commence when results of the VTEM survey are received. Prospecting and geochem sampling are also planned for the gridded area prior to trenching or drilling.

SILVER PROPERTIES, ONTARIO

A.       SILVER STRIKE PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is, over a 4-year period, to pay $50,000 (as at July 31, 2007, $30,000 has been paid), issue 150,000 common shares of the Company (as at July 31, 2007, 90,000 shares have been issued) and incur an aggregate of $80,000 in exploration expenses (as at July 31, 2007, $36,181 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found. The Silver Strike Property is easily accessed by vehicle.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. A grid was established over part of the property followed by an Induced Polarization (IP) geophysical survey. The next step will be to complete a soil geochemical survey over the grid followed by trenching or drilling.

B.       SILVERCLAIM PROPERTY

On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is, over a 4-year period, to pay $150,000 (as at July 31, 2007, $50,000 has been paid), issue 200,000 common shares of the Company (as at July 31, 2007, 150,000 shares have been issued) and incur an aggregate of $200,000 in exploration expenses (as at July 31, 2007, $470,555 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. An initial grid with Induced Polarization (IP) survey has been completed.

A drill program was completed during the 2007 field season. Drilling tested historical silver workings and their strike extensions. Drilling has encountered strong structures on strike with historical workings that locally contain high grade silver (Ag) mineralization such as 506 g Ag/tonne over 2.32m drilled width (hole AGSC07-12), or disseminated lower grade silver over wider drilled widths, such as 63g Ag/tonne over 11.03m (hole AGSC07-07).

Twenty-three holes were drilled to test structures in 4 separate areas. Drill holes are summarized below. Area 4 had the most interesting results. Assays are pending for some of the samples and holes.

AREA 1
Hole AGSC07-01 was drilled beneath a surface trench copper (Cu) vein showing. Anomalous copper values were intersected ranging from 0.14% Cu over 0.30m to 0.46% Cu over 2.18m.

AREA 2
Hole AGSC07-02 was drilled to reproduce an historical hole with significant silver values to the north of the 1049 foot ramp decline and exploratory workings that Teck Corporation completed in 1983. The most significant intersection was 158g Ag/tonne over 1.35m drilled width.

AREA 3
Holes AGSC07-03, 04, 05, and 15 to18 were drilled to test the down-dip and strike extension of silver mineralization in the vicinity of historical underground workings. Assays are pending.

AREA 4
Holes AGSC07-06, 07, 08, 12, 13, 14, 19, 20, 21 were short holes designed to test to the north of an historical surface trench. Holes AGSC07-09, 10 and 11 tested beneath this trench. Most holes intersected a strong structure with calcite veining and wall rock alteration. Silver occurs within veins and the adjacent wall rock

The following table lists silver results received to date. Samples were sent to Expert Laboratory for Atomic Absorption (AA) and ICP analysis. Results are pending for holes AGSC07- 14, 19, and 20.

Metallic assays are also pending for higher grade silver sections of the veins. Metallic assaying is required when the core is expected to have a strong nugget effect due to the presence of visible native silver.

------------------------------------- ----------------------------------- -----------------------------------
                HOLE                               LOCATION                          SILVER GRADE
                                                                                    DRILLED WIDTH
------------------------------------- ----------------------------------- -----------------------------------
AGSC07-06                             Drilled to test 15m north of an     31 g /t over 3.06m.
                                      historical trench (Az 180 deg)      A 0.42 m pulp metallic assay is
                                                                          pending for part of this section.
------------------------------------- ----------------------------------- -----------------------------------
AGSC07-07                             Drilled on section under hole 6     63 g/t 11.03m
                                                                          A 0.37 m pulp metallic assay is
                                                                          pending for part of this section.
------------------------------------- ----------------------------------- -----------------------------------
AGSC07-08                             Drilled on section under hole 7     56 g/t over 0.97m
------------------------------------- ----------------------------------- -----------------------------------
AGSC07-09                             Drilled to test under the           13g/t over 0.23m
                                      historical trench
------------------------------------- ----------------------------------- -----------------------------------


                                       5


AGSC07-10                             Drilled on section under hole 9     191g/t over 2.58m
                                                                          A 0.32 m pulp metallic assay
                                                                          interval is pending for part of
                                                                          this section.
------------------------------------- ----------------------------------- -----------------------------------
AGSC07-11                             Drilled on section under hole 10    6g Ag/tonne over 0.43m
------------------------------------- ----------------------------------- -----------------------------------
AGSC07-12                             Drilled 15 m north of hole 6 (Az    506 g Ag/tonne over 2.32m
                                      180 deg)
------------------------------------- ----------------------------------- -----------------------------------
AGSC07-13                             Drilled on section under hole 12    48 g/t over 1.60m
                                                                          (includes 141g/t over 0.34m)
------------------------------------- ----------------------------------- -----------------------------------
AGSC07-21                             Drilled 75 m north of hole 12 and   58 g/t over 11.01 m
                                      13 (Az 180 deg)                     A 0.31 m metallic assay is
                                                                          pending for part of this section
------------------------------------- ----------------------------------- -----------------------------------


Most of the holes intersected a strong structure containing silver. There is no historical record or evidence that the area drilled was ever worked or even discovered by early explorers. Five of the 9 holes with results received to date have intersected high grade silver veins close to surface. In addition, some holes have intersected wide zones of lower grade silver within wall rock adjoining the veins.

The purpose of this drilling is two fold. One is to test the strike extension of historical workings. This has been successful. The other purpose is to get back ground data on silver bearing structures in the area. This data will be used to help interpret results of VTEM airborne surveys that will be flown on Amador's Silverclaim, Silverstrike and Donovan Basin Silver Properties in the Elk Lake and Gowganda Silver Camps in the next few months.

Doug Robinson, P.Eng, is a qualified person for the purposes of National Instrument 43-101for this project.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is, over a 3-year period, to pay $35,000 (as at July 31, 2007, $10,000 has been paid), issue 350,000 common shares (as at July 31, 2007, 100,000 shares have been issued) and incur an aggregate of $60,000 in exploration expenses (as at July 31, 2007, $Nil has been expended). There is a 2% NSR of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

Compilation of historical data is on-going.

DONOVAN BASIN GROUP, ONTARIO

During the spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

A.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 (as at July 31, 2007, $15,000 has been paid), issue 150,000 common shares of the Company (as at July 31, 2007, 90,000 shares have been issued) and incur $60,000 in exploration expenses (as at July 31, 2007, $37,298 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Company plans to complete a grid and conduct geophysical surveys to outline existing mineralized silver zones and their strike extent prior to testing by trenching or drilling.

B.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario (the "Kell Property"). Consideration is, over a 4-year period, to pay $30,000 (as at July 31, 2007, $15,000 has been paid), issue 150,000 common shares of the Company (as at July 31, 2007, 90,000 shares have been issued) and incur $60,000 in exploration expenses (as at July 31, 2007, $20,386 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

The Company has commenced drilling on the Property. Current drilling will test the down-dip and strike extent of historical showings as well as potential structures identified by the recent detailed ground magnetometer and electromagnetic (EM) surveys.

C.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is, over a 3-year period, to pay $35,000 (as at July 31, 2007, $10,000 has been paid), issue 300,000 common shares of the Company (as at July 31, 2007, 200,000 shares have been issued) and incur $60,000 in exploration expenses (as at July 31, 2007, $22,826 has been expended). The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company has compiled historical and plans to conduct ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

AJAX GROUP

A.       AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares of the Company at a deemed price of $0.085 per share (issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has identified the known mineralized zone associated with the Ajax mine and new potential mineralized targets at depth that have not been tested.

The Company has also established a grid over part of the property and completed an Induced Polarization (IP) geophysical survey. The survey has identified a number of areas to test for disseminated nickel and PGM mineralization that would not be seen by the VTEM survey. The results of this work will be used in conjunction with historical data to design a drill program to outline a 43-101 compatible resource calculation for existing mineralization beneath the Ajax open pit and its extension.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 21, 2005, the Company acquired an option from Kirnova Corp. and Todd Keast to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration is to pay $22,500 (as at July 31, 2007, $12,500 has been paid), issue 150,000 common shares of the Company (as at July 31, 2007, 100,000 shares have been issued) over two years and incur $110,000 in exploration expenditures (as at July 31, 2007, $Nil has been expended) over three years. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Amador recently acquired the property which has the Ajax Mine situated on it (see News Release dated June 23, 2005). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. The VTEM survey identified a number of targets that will be followed up by prospecting and geochem prior to trenching or drilling to test for nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company agreed to acquire from Pat Gryba of Timmons, Ontario a 100% interest in three mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above).

D.       BOMPAS-STRATHY PROPERTIES, ONTARIO

On December 9, 2005, the Company acquired an option from Pat Gryba to earn a 100% interest in two mineral claims (comprising a total of 17 units) situated in the Bompas and Strathy Townships, Ontario. Consideration is $10,000 (paid). There is a 2% NSR payable, of which half may be purchased for $250,000.

The Strathy Property is being assessed for nickel-copper-PGM mineralization potential as part of the Ajax work program. The Bompas property will be explored for Molly mineralization.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option from Merton Stewart to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is over a 3-year period, to pay $40,000 (as at July 31, 2007, $20,000 had been paid) and issue 150,000 common shares of the Company (as at July 31, 2007, 60,000 shares had been issued). The property is subject to a 2% NSR with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005. The property was terminated in June 2007.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option from Ken Fenwick (as to 60%) and George Lucuik (as to 40%) to earn a 100% interest in the Mennin Lake Property, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at July 31, 2007, $37,000 has been paid), issue 300,000 common shares of the Company (as at July 31, 2007, 100,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at July 31, 2007, $64,814 has been expended). The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization. The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. Magnetometer and VLF-EM surveys have identified numerous geophysical targets that could be associated with structures controlling molybdenum and/or gold mineralization on the property. Results of the oil geochemical survey have been received and are being compiled with the geophysical data. The next steps will include field follow-up of the geophysical and geochemical compilation to identify areas with increased sulphide mineralization potential for follow-up trenching and drilling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option Filo Exploration Services Limited and David V. Jones (each as to 50%) to purchase a 100% interest in the Fripp Property, Ontario. Consideration is, over a 4-year period, to pay $5,000
(paid), issue 100,000 common shares of the Company (as at July 31, 2007, 50,000 shares have been issued) and incur $20,000 in exploration expenditures by December 31, 2005 (complete). The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. The Company plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization. A VTEM airborne survey has been flown over the property to identify potential nickel and copper sulphide mineralization for follow-up by ground soil geochemical surveys, trenching or drilling in 2007.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired from Aurora-Larder Mining Corporation Limited and Katrine Exploration and Development Inc. (each as to 50%) an option to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Consideration is, over a 3-year period, to pay $45,000 (as at July 31, 2007, $15,000 has been paid), issue 250,000 common shares of the Company (as at July 31, 2007, 125,000 shares have been issued) and incur an aggregate of $75,000 in exploration expenditures (as at July 31, 2007, $1,819 has been expended). There is a 2% net smelter return royalty payable on the property, of which half may be purchased for $500,000 and an additional .5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option from Kootenay Gold Inc. ("Kootenay") to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Consideration is, over a 4-year period, to issue 400,000 common shares of the Company (as at July 31, 2007, 250,000 shares have been issued) and incur an aggregate of $1,000,000 in exploration expenditures (as at July 31, 2007, $251,136 has been expended). If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek property  contains a NEW SHEAR HOSTED GOLD DISCOVERY in an area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:

         o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. Three previously known occurrences of mineralization occur on the property.

         o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters . The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

During the 2005 and 2006 seasons geophysical, geochemical and geological surveys were completed resulting in the discovery of several excellent geochemical and geophysical anomalies. A total of 350 line kilometers of airborne geophysical survey using AeroTem II time domain EM and high cesium Magnetometer were flown. A total of 685 soil samples were taken from the extended grid.

Results are very encouraging. The extended soil grid has now established a broad area of anomalous gold, copper, lead, zinc and silver across the 1.2 by 3.2 kilometer grid. There are 5 distinct groupings of soil anomalies variably associated with northwest magnetic low lineaments, north or northeast trending magnetic highs, EM anomalies with areas of shearing, silicification, sericitization and sulfide mineralization typically hosted in Jurassic aged sediments within 100 to 200 meters of Jurassic aged granodiorite intrusives.

Values in soils range from background to a maximum of 1554 ppb (parts per billion) for gold, 2.2 ppm (parts per million) for silver, 604 ppm for copper, 216 ppm for lead and 4382 ppm for zinc.

A summary of the 5 distinct soil anomalies are:

         1. The northwest end of the grid a broad zone about 1 kilometer square in area with coincident copper (57 to >170 ppm), lead (20 to >72 ppm), zinc (160 ppm to >704 ppm) and gold (16 ppb to >123 ppb). A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold.

         2. The original powerline showing forms an area of anomalous gold in soils (16 ppb to 1554 ppb) along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends. The northern 800 meters of this anomaly contains better than 39 ppb gold. Previously reported grabs of rock samples returned 6184 ppb, 7277 ppb, 11,920 ppb gold. Gold is associated with a silicified shear with disseminated pyrrhotite, pyrite, arsenopyrite and chalcopyrite adjacent and parallel to a magnetic high.

         3. A coincident lead, zinc and arsenic anomaly sitting on the western edge mid way down the grid this anomaly is open to the north and south. Lead values are 20 to >72 ppm, zinc values are 162 ppm and arsenic varies from 14 to > 80 ppm.

         4. Sitting to the southeast of anomaly 2 this northeast trending anomaly consists of coincident copper, zinc, lead silver and gold along a 1.0 kilometer by 300 meter area open to the northeast. Copper values are > 57 ppm and zinc values vary from 162 to > 704 ppm. The lead, silver and gold values appear as discrete bulls eyes. A single circular EM anomaly 100 meters wide sits upslope at the edge of the soil anomaly. The soil anomaly also sits along the edge of a northeast trending magnetic high. This anomaly overlies and extends the potential of the mineral occurrence called the Debbie.

         5. Located in the southeast corner of the grid coverage this anomaly is a strong north south trending silver dominant anomaly 450 meters by 125 meters and open at both ends. Silver is > 0.5 ppm over the entire length with the northern 200 meters being greater than 0.9 ppm. Coincident lead, zinc and copper anomalies occur with the silver. The geochemical anomaly sits on the flank of a magnetic high.

Besides the magnetic and EM anomalies mentioned above there are 4 EM anomalies outside of the grid coverage. The largest is 350 by 90 meters and has the min file occurrence called the Hungary Man at its southern edge. The remainder of the anomalies are circular and from 100 to 125 meters across. The airborne survey also revealed the min file occurrence known as the Root corresponds with a north trending magnetic high within sediments of the Ymir Group indicating possible extensions to the historic occurrence.

Results are pending on a 2,000 meter diamond drilling completed in August 2007 on three different areas of gold mineralization which are:

1. The EM Showing a broad zone about one kilometer square in area with coincident soil anomalies in copper, lead, zinc and gold. A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold. Bedrock sampling in this target returned up to 2242 ppb gold.

2. The Powerline Showing discovered by Kootenay where an area of anomalous gold in rock and soils along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends.

3.       The  Root  Showing  a  semi-massive   to  massive   sulfide  vein  with
         characteristics similar to the Rossland veins. Airborne magnetics indicate the structure may continue for about 1 kilometer in strike.

In addition to the drill areas tested there are four other mineralized zones being sampled:

1. The Debbie Showing is a semi-massive sulfide occurrence with coincident soil, rock and geophysical anomalies trending anomaly along a 1.0 kilometer by 300 meter area open to the northeast. The lead, silver and gold values appear as discrete bulls eyes.

2. The Ag Anomaly is a northerly trending silver in soil anomaly between the Root and Debbie occurrences. This anomaly is about 100 meters wide by 450 meters long and open at both ends. It is also associated with the edge of a magnetic high anomaly which may reflect a mineralized structure.

3. The Hungry Man is an historic sulfide occurrence sitting on the flank of a discrete airborne EM anomaly measuring 100 meters by 350 meters which may reflect an area of stronger mineralization.

4. The Northeast EM target which is a discrete bulls eye EM anomaly on the northeast corner of the property about 100 meters in diameter.

The main types of mineralization found at Connor Creek are; semi-massive sulfide veins with characteristics similar to the Rossland Camp that produced nearly 3.0 million ounces of gold at an average grade of 0.4 ounces per tonne; and disseminated sulfides hosted in zones of shearing.

The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects). Mr. McDonald is a director of the Company.

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% undivided interest in the Willet Property, located in Willet Township, Ontario. Consideration is, over a 3-year period, to pay $30,000 (as at July 31, 2007, $10,000 has been paid), issue 200,000 common shares of the Company (as at July 31, 2007, 100,000 shares have been issued) and incur an aggregate of $75,000 in exploration expenditures (as at July 31, 2007, $1,520 has been expended). There is a 2% NSR payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer and fall of 2007.

HORWOOD GROUP, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 75 kilometres southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 separate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (A recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In March, 2007 the Company announced the discovery of a new large gold zone on the Horwood Property. This new gold bearing zone was discovered during the December 2006 trenching program, but assay results were not received until 2007. Based on the results, the company staked the entire HORWOOD PENINSULA that hosts the gold zone.

Approximately 7,500 square meters of stripping have been done to uncover the gold zone that may have been investigated with sporadic trenching by Hollinger Consolidated in the 1940's. Initial mapping of the stripped area has revealed mafic flows (locally pillowed) inhabited by en-echelon stacked quartz-carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Preliminary grab sampling has identified widespread gold mineralization with significant concentrations in three areas/zones to date. All areas are open in all directions.

The Bend zone, encompassing 950 square meters of stripping, hosts local high grade samples up to 56 g/t gold. A total of 75 grab samples were taken with 42 of the samples grading greater than 1.0 g/t Au and 27 samples grading greater than 2.0 g/t gold. The quartz blow-out zone, encompassing an area of 350 square meters where mineralization is localized around a large bull quartz vein, produced 11 grab samples grading over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples.
 The Last Strip zone, in an area of 350 square meters, produced 6 samples grading greater than 2.0 g/t gold out of 8 grab samples taken with three samples grading greater than 3.0 g/t gold. Results to date indicate that gold mineralization is not restricted to the en-echelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.

A third large gold bearing zone, the Gabbro zone, on the Horwood Property has been discovered. Approximately 175 channel samples were collected from the newly discovered Gabbro zone with 98 samples grading greater than 1.0 g/t gold of which 39 samples graded greater than 3.0 g/t gold. Highlights from some of the separate channel samples of this zone include 13.03 g/t gold over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79 g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

The Bend Zone is located 500 metres west of the Gabbro zone and is exposed by trenching for over 950 square metres. Highlights of the sampling from this zone include 28.1 g/t gold over 0.5 metres, 4.29 g/t over 3 metres, 2.35 g/t gold over 2 metres and 5.94 g/t gold over 2 metres. A total of 245 channel samples were taken with 36 of the samples grading greater than 1.0 g/t Au and 17 samples grading greater than 2.0 g/t gold. The Bend and the Quartz Blowout zone were first discovered in late 2006, and initial grab sample results were announced in March, 2007.

The Quartz Blowout zone, encompasses an area of 500 square meters where mineralization is localized around a large bull quartz vein, 56 channel samples were collected and assays are pending. Initial grab samples returned values over
1.0 g/t gold and 6 samples over 2.0 g/t gold,  including one grab sample grading
11.64 g/t gold, out of a total of 26 samples.

Initial mapping of the stripped areas has revealed mafic flows (locally pillowed) and mafic intrusives inhabited by enechelon stacked quartz carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well. All zones are open in all directions.

Geophysical surveys consisting of magnetic and induced polarization surveys have been completed over the stripped areas and along strike as well. The results are presently being evaluated.

A geochemical survey, mobile metal ion (MMI) soil sample survey has also been completed. The results of this survey are pending and will be evaluated when results are received.

Management is extremely encouraged by these initial results and plans to follow up in the fall with a program of diamond drilling to further examine these areas.

Peter Caldbick, P.Geo, is a qualified person for the purposes of National Instrument 43-101 for this project.

A.       HORWOOD GOLD PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Jennah Durham, Denis Laforest and Garry Windsor (each as to 20%) to earn a 100% undivided interest in the Horwood Gold Property. Consideration is, over a 2-year period, to pay $50,000 (as at July 31, 2007, $30,000 has been paid) and issue 200,000 common shares of the Company (as at July 31, 2007, 150,000 shares have been issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2, ONTARIO

On January 4, 2006, the Company purchased one mineral claim from Jennah Durham, Christina McManus, Tina Petroni and Denis Laforest. Under the terms of the agreement, the Company paid $6,000. There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY, ONTARIO

On January 4, 2006,  the  Company  acquired an option  from  Frederick  J. Ross,
Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme (each as to 20%) to earn a 100% undivided interest in the Labbe Property. Consideration is, over a 2-year period, to pay $30,000 (as at July 31, 2007, $15,000 has been paid)) and issue 200,000 common shares of the Company (as at July 31, 2007, 100,000 shares have been issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option from Frederick J. Ross (as to 60%) and Garry Frederick Windsor (as to 40%) to earn a 100% undivided interest in the Ross Windsor Property. Consideration is, over a 3-year period, to pay $35,000 (as at July 31, 2007, $10,000 has been paid), issue 175,000 common shares of the Company (as at July 31, 2007, 50,000 shares have been issued) and incur an aggregate of $20,000 in exploration expenditures (as at July 31, 2007, $636 has been expended). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option from Ken Fenwick (as to 43%) , George Lucuik (as to 42%) and Daniel Shelly (as to 15%) to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at July 31, 2007, $37,000 has been paid), issue 300,000 common shares (as at July 31, 2007, 100,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at July 31, 2007, $49,845 has been expended). There is a 2% NSR payable, which may be purchased for $2,000,000. The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

Existing historical data has been compiled for the East Bx. The company plans to complete a surface map of the breccia. This will be used to identify areas for detailed gridding, geophysics and geochem prior to drill testing to improve the molybdenum/copper/silver grade and/or tonnage potential of the East Bx.

GOULD COPPER MINE PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from 733526 Ontario Inc. and Jim Ralph (each as to 50%) to earn a 100% undivided interest in the Gould Copper Mine Property located in the Sault St. Marie Mining Division, Ontario. Consideration is, over a 4-year period, to pay $50,000 (as at July 31, 2007, $12,000 has been paid), issue 140,000 common shares of the Company (as at July 31, 2007, 50,000 shares have been issued) and incur an aggregate of $100,000 in exploration expenditures (as at July 31, 2007, $46,586 has been expended). There is a 2% NSR payable, half of which may be purchased for $750,000. The agreement was accepted for filing by the Exchange on June 2, 2006.

The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

Compilation of existing data has been completed. The compilation identified a number of areas with the potential to host the extensions of existing copper zones as well as new copper zones. These target areas will be followed-up with prospecting, gridding and geophysics prior to testing by drilling or trenching.

PATENT GOLD PROPERTY, ONTARIO

On May 2, 2006 the Company acquired an option from Frederick J. Ross (as to 50%), Garry Windsor as to 25%) and Bruce Durham (as to 25%) to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario. Consideration is, over a 3-year period, to pay $70,000 (as at July 31, 2007, $30,000 has been paid), issue 250,000 common shares of the Company (as at July 31, 2007, 100,000 shares have been issued) and incur an aggregate of $130,000 in exploration expenditures (as at July 31, 2007, $838 has been expended). There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

The Patent Gold Property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township. Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. The Company plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area in 2007.

LOVELAND PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option from Larry Gervais (as to 75%), Bruce Pigeon (as to 12.5%) and Lance Eden (as to 12.5%) to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario. On May 18, 2006, the Company acquired an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.

Consideration, for each of the Loveland properties, over a 5-year period, is to pay $300,000 (as at July 31, 2007, $75,000 has been paid on each property), issue 600,000 common shares of the Company (as at July 31, 2007, 100,000 shares have been issued for each property) and incur an aggregate of $150,000 in exploration expenditures for each property (as at July 31, 2007, $49,722 has been expended on the properties). There is a 3% net smelter return of which two-thirds may be purchased for $3,000,000. In Loveland addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made. The agreements were accepted for filing by the Exchange on July 19, 2006.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

The Company's consulting geophysicist is assessing the Megatem data to identify the most favourable targets for ground follow-up by prospecting, geophysics, and geochem, prior to testing by trenching or drilling.

KEITH-SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On April 10, 2006 the Company acquired from Frederick J. Ross (as to 66 2/3%) and Garry Windsor (as to 33 1/3%) an option to earn a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario.

On May 28, 2006 the Company acquired from Denis Morin and Roger Denomme (each as to 50%) an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario.

The Keith-Sewell Property consists of two properties - the Keith Property and the Sewell Property. Consideration is, for the Keith Property, over a 2-year period, to pay $90,000 (as at July 31, 2007. $51,000 has been paid), issue 270,000 common shares of the Company (as at July 31, 2007, 150,000 shares have been issued for the Keith Property) and incur an aggregate of $90,000 in exploration expenditures (as at July 31, 2007, $50,776 has been expended on the Keith property) and for the Sewell Property, over a 2-year period, issue 150,000 common shares of the Company (as at July 31, 2007, 100,000 shares have been issued for the Sewell Property). There is a 3% net smelter return on the Keith-Sewell properties of which two-thirds may be purchased for $1,500,000.

Consideration for the Morin property is, over a 3-year period, to pay $110,000 (as at July 31, 2007, $30,000 has been paid) and issue 220,000 common shares of the Company (as at July 31, 2007, 60,000 shares have been issued). There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

The agreements were accepted for filing by the Exchange on July 12, 2006.

The Keith-Sewell properties consist of separate claim blocks in Keith Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.
Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.

The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Company has gridded part of the property and identified numerous mag and VLF-EM anomalies. These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling in 2007. Gridding and geophysics may also be expanded to follow existing zones on strike.

ANDERSON LAKE PROPERTY, ONTARIO

On June 23, 2006, the Company acquired an option from Ken Fenwick, Karl Bjorkman and Don Devereaux to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at July 31, 2007, $37,000 has been paid) issue 300,000 shares of the Company (as at July 31, 2007, 100,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at July 31, 2007, $13,046 has been expended). There is a 3% NSR payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length. The Company plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

CHEWETT PROPERTY, ONTARIO

On June 28, 2006, the Company entered into an agreement (the "Agreement") with Frederick J. Ross (as to 50%) and Garry Windsor (as to 50%) (the "Vendors") to acquire an option to earn a 100% interest in 6 mineral claims (comprising a total of 52 units) situated in the Chewett Township, Ontario. Consideration is $15,000 (paid). There is a 2% NSR payable, of which half may be purchased for $750,000.

Ground geophysical surveys, completed in April 2007, have outlined a number of circular airborne magnetic anomalies under lakes or overburden areas that could be kimberlite pipes. Geochem sampling will be carried out for some of the targets prior to being considered for testing by drilling to test for kimberlite potential.

BLACKSTOCK PROPERTY, ONTARIO, OKE & FORD PROPERTY, ONTARIO AND MCTAVISH PROPERTY, ONTARIO

The Blackstock Property, the Oke & Ford Property and the McTavish Property, all situated in Ontario were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files. VTEM airborne geophysical surveys are being considered for these properties. These surveys will be used to identify areas with the potential to host gold, silver, nickel, copper, zinc or platinum group metal mineralization. These target areas would be follow-up by prospecting, ground geochem or geophysics prior to testing with drilling or trenching.

GOGAMA MOLY PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement with Ashley Gold Mines Limited and David R. Healey to acquire a 100% interest in the Gogama Moly Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration is, over a 2-year period, to pay $45,000 (as at July 31, 2007, $10,000 has been paid) issue 200,000 shares of the Company (as at July 31, 2007, 50,000 shares have been issued) and incur an aggregate of $75,000 in exploration expenditures (as at July 31, 2007, $940 has been expended). There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on February 20, 2007.

The Gogama Moly Property is located in Moher Township, consists of 1 claim totaling 16 units for 640 acres and is accessed by an all weather gravel road off of highway 144. The claim covers a government documented occurrence of molybdenite located on the contact between a porphyritic granite and amphibolitized schist and gneiss. The molybdenum occurred in a quartz vein that has been exposed for 6 metres. No work has been recorded since the initial discovery by the government geologists in 1968. Amador plans to conduct prospecting and mapping on the Property.

DALE GOLD PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement with Frederick Ross, Garry Windsor, Bruce Durham and Charles Hartley (each as to 25%) to acquire a 100% interest in the Dale Gold Property, located in the Porcupine Mining Division, Ontario. Consideration is, over a 2-year period, to pay $55,000 (as at July 31, 2007, $15,000 has been paid) and issue 300,000 common shares of the Company (as at July 31, 2007, 75,000 shares have been issued). There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on March 26, 2007.

The Dale Gold Property is accessible by highway and secondary logging roads. Gold was first discovered on the Property in the early 1930's. Trenching and drilling during the mid 1990's discovered two 20 metre to 30 metre wide parallel shear zones containing anomalous gold. Gold is associated with pyrite in quartz stockwork zones within the quartz-carbonate-chlorite-sericite altered shear zones. The best value from drill core was 6.08 g/t gold over 2.4 metres. It is reported that drilling and trenching tested only 5% of the estimated 4,000 metre strike length of the shear zones. The Company plans ground geophysical and soil geochemical surveys followed by trenching to evaluate the size, grade, and strike extent of the mineralized shear zones.

METEOR LAKE, ONTARIO

On March 1, 2007, the Company entered into an option agreement with CJP Exploration Inc. and Ashley Gold Mines Limited (each as to 50%) to acquire a 20% interest in the Meteor Lake Property, located in the Larder Lake and Sudbury Mining Division, Ontario. The Company's partners in this agreement include Klondike Gold Corp. ("Klondike Gold") (20%), Golden Chalice Resources Inc. ("Golden Chalice") (20%) and Hastings Management Corp. (40%). Klondike Gold and Golden Chalice are public companies related by common directors. Hastings Management is a private company owned as to 100% by Richard W. Hughes, the President and a director of the Company. Consideration for the property consists of $20,000 (20% paid by the Company and the balance by its partners) and 200,000 shares of Klondike Gold. The Company will reimburse Klondike Gold for the value of the shares up to 20%, based on the closing price of the shares as at the date of issuance. The agreement was submitted by Klondike Gold to the TSX Venture Exchange and was accepted for filing the Exchange on March 28, 2007.

In 2006, Klondike Gold (as operator on the property) contracted a placer consultant to undertake an initial sampling program on the property to assess the placer gold grade and extraction potential for part of the property. The results from this work are being analyzed.

OWL LAKE, ONTARIO

On February 7, 2007, the Company entered into an option agreement with Pat Gryba and Arthur Elmgren (each as to 50%) to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario. Consideration for the property consists of $10,000 (paid) cash and $80,000 payable in cash or shares. If the payment is in common shares, the deemed value per share will be subject to a floor price of not less than the discounted price as of the date of the announcement of the acquisition or $0.24. The property is subject to a 2% net smelter return royalty, of which half may be purchased for $500,000. The agreement was accepted for filing the Exchange on August 7, 2007.

CHAPLEAU DIAMOND PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Chalice Diamond Corp. (formerly Golden Chalice Resources Inc.) ("Chalice"), a public company related by common directors. The

Company agreed to pay for staking or leasing costs, estimated to be $150,000, plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture will be formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Chalice as the operator. As at July 31, 2007, a total of $310,540 has been expended by the Company.

Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Chalice, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

During fiscal 2006, the Company increased the number of acres that fall under this arrangement to 47,278.

Chalice, as the operator for exploration activities, has conducted ground geophysical, geochemical, and prospecting surveys to evaluate a significant number of potential kimberlite targets on the Amador/Chalice Diamond joint venture properties. Sample results and assessment of this initial work are pending. Geophysical and geochemical work is on-going to evaluate all the targets on the large land package. Once the results are compiled, targets will be identified for trenching and drilling during 2007.

FORGE LAKE PROPERTY, ONTARIO AND OTTER POND PROPERTY, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         FORGE LAKE PROPERTY - $58,500 payable over three years (as at July 31, 2007, $34,000 has been paid), 40,000 shares of Golden Chalice to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The exploration costs will be split 50/50 and the Company will pay a 15% administration fee. The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. In addition, there is a royalty payable. The property lies to the north-east of Dianor's Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

         OTTER POND PROPERTY - $158,500 payable over four years (as at July 31, 2007, $27,495 has been paid), 75,000 shares of Golden Chalice to be reimbursed at fair market value of the Golden Chalice shares as at the time of issuance, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of these exploration costs.

SAVARD & SHARPE PROPERTY, ONTARIO

On December 8, 2005, the Company acquired an option from Pat Gryba to earn a 100% undivided interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario (the "Option"). Consideration is, over a 3-year period, to pay $175,000 (as at July 31, 2007, $27,475 has been paid). There is a 2% NSR payable, half of which may be purchased by the Company for $500,000. The Company may at any time prior to the first anniversary date of signing the agreement pay $50,000 to Pat Gryba in which case the Option shall be deemed to have been exercised and the Company will have acquired an undivided 100% interest in the Property.

This property has a number of circular airborne magnetic anomalies that could represent kimberlite pipes hosting diamonds.

Ground magnetometer surveys have been completed over many of the airborne magnetic anomalies that could represent potential kimberlites. Field work to assess the kimberlite potential of the magnetic anomalies is planned for 2007.

NOTE: At a special meeting held on September 21, 2006, the shareholders of the Company approved and adopted a statutory plan of arrangement (the "Arrangement") pursuant to section 289 of the BUSINESS CORPORATIONS ACT (British Columbia). The purpose of the Arrangement ("Arrangement") is to reorganize the Company's mineral property assets in an effort to maximize shareholder value. Specifically, the Company's Chapleau Diamond Property in the Sault Ste. Marie Mining Division of Ontario and the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario will be transferred into Diamondcorp Resources Inc. ("Diamondcorp"). Under the terms of the Arrangement, Company shareholders of record on closing of the Arrangement (yet to be determined) will receive one share of Diamondcorp for every three Amador Gold Corp. shares held. The Company has provided a working capital loan to Diamondcorp for working capital and to ensure that work continues on the Properties until Diamondcorp can complete its financing.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31
                                            2006           2005           2004
Revenues ............................   $      --      $      --      $      --
Loss  before other items ............    (1,159,271)      (440,777)      (539,000)
Loss for the year (consolidated) ....    (4,197,401)      (339,777)      (527,212)
Net loss per share, basic and diluted         (0.08)         (0.01)         (0.04)
Total assets ........................     2,659,974      3,733,889      2,516,545
Long term financial liabilities .....          --             --             --
Deficit, end of year ................    (8,469,002)    (4,271,601)    (3,931,824)

Notes:

(a)      The Company has no history of declaring dividends

(b) There were no discontinued operations or extraordinary items in the years under review

(c)      The Company has no off balance sheet arrangements

A. RESULTS OF OPERATIONS


--------------------- ------------------ ------------------ ------------------
FISCAL 2007           FIRST QUARTER      SECOND QUARTER     THIRD QUARTER
--------------------- ------------------ ------------------ ------------------
Revenues              Nil                Nil                Nil
--------------------- ------------------ ------------------ ------------------
Net Income - Loss     ($284,513)         $781,420           ($375,431)
--------------------- ------------------ ------------------ ------------------
Earnings (Loss) Per
Share                 ($0.00)            $0.01              ($0.00)
--------------------- ------------------ ------------------ ------------------

--------------------- ------------------ ------------------ -------------------- ----------------
FISCAL 2006           FIRST QUARTER      SECOND QUARTER     THIRD QUARTER        FOURTH QUARTER
--------------------- ------------------ ------------------ -------------------- ----------------
Revenues              Nil                Nil                Nil                  Nil
--------------------- ------------------ ------------------ -------------------- ----------------
Net Loss              ($241,258)         ($122,071)         ($3,328,038)         ($506,034)
--------------------- ------------------ ------------------ -------------------- ----------------
Net Loss Per Share    ($0.01)            ($0.01)            ($0.05)              ($0.01)
--------------------- ------------------ ------------------ -------------------- ----------------

--------------------- ------------------ ------------------ -------------------- ----------------
FISCAL 2005           FIRST QUARTER      SECOND QUARTER     THIRD QUARTER        FOURTH QUARTER
--------------------- ------------------ ------------------ -------------------- ----------------
Revenues              Nil                Nil                Nil                  Nil
--------------------- ------------------ ------------------ -------------------- ----------------
Net Income (Loss)     $54,334            ($64,788)          ($127,645)           ($201,678)
--------------------- ------------------ ------------------ -------------------- ----------------
Net Loss Per Share    $0.00              ($0.00)            ($0.01)              ($0.01)
--------------------- ------------------ ------------------ -------------------- ----------------


NINE MONTHS ENDED JULY 31, 2007 (UNAUDITED) VS. NINE MONTHS ENDED JULY 31, 2006 (UNAUDITED)

There is no revenue for the nine months ended July 31, 2007 (2006 - Nil). For the nine-month period ended July 31, 2007, the Company had a loss before income tax of $1,055,799 versus $3,915,056 for the nine-month period ended July 31,
2006. There is a future income tax benefit recognized on issuance of flow through shares (2007 - $1,177,275; 2006 - $223,689) resulting in net income for the nine-month period of $121,476 (2007); ($3,691,367) (2006). Expenses for management fees for the nine-month  period ended July 31, 2007 of $356,940 (2006
- $289,230) were paid to a company owned 100% by a director of the Company. Other expenses for the nine-month period ended July 31, 2007 include $220,149 (2006 - $219,856) for consulting fees paid to officers and directors of the Company, $39,563 (2006 - $58,712) for legal and accounting, $41,458 (2006 -
$34,120) for regulatory fees and $10,615 (2006 - $10,836) for transfer agent fees. Another category is investor relations and promotion of $51,915 (2006 - $29,615) as the Company had materials prepared for display in a booth and hand out at various investment forums that directors attend across North America.

C.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

JULY 31, 2007 (UNAUDITED)

At the beginning of the nine-month period, the Company had cash on hand of $540,099.

During the nine-month period ended July 31, 2007, the Company received $3,717,944 in subscriptions and expended $562,043 on the acquisition of mineral properties and $1,652,992 on exploration, leaving the Company with $1,552,406 cash and cash equivalent at the end of the period. This compares to the same period in 2006 when the Company had $189,341 at the beginning of the period, raised $2,821,375 through the issuance of share capital and ended the period with $1,137,551 cash and cash equivalent.

FISCAL 2006

At the beginning of the fiscal year, the Company had cash of $189,341. It raised $2,843,875 through the issuance of share capital. During the year, it acquired fourteen new mineral properties. Acquisition costs amounted to $1,195,167 and $655,669 was spent on exploration. At the end of the fiscal year, working capital was $463,591. The Company's historical capital needs have been met by equity financing.

In fiscal 2006, the Company closed the following private placements:

         o 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one additional common share at an exercise price of $0.10 per share, until January 17, 2008. During the fiscal year, a total of 200,000 shares were issued on exercise of share purchase warrants from this private placement; and

         o 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one additional common share at an exercise price of $0.20 per share, until May 17, 2008. During the fiscal year, no share purchase warrants were exercised from this private placement.

Subsequent to fiscal 2006, the Company closed the following private placements:

         o 13,965,000 flow-through units for cash of $0.12 per unit, each unit comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant, each warrant to purchase one additional common share at an exercise price of $0.15 per share, until December 27, 2008;

         o 2,350,000 units (of which 1,565,000 are flow-through units and 785,000 are non-flow-through units) for cash of $0.12 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one additional common share at an exercise price of $0.15 per share, until February 8, 2009; and

         o 11,200,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one additional common share at an exercise price of $0.12 per share until May 28, 2008 or at an exercise price of $0.15 per share until May 28, 2009.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its other properties and to meet the working capital requirements.

FISCAL 2005

At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,501 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $589,108 and $361,793 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

In fiscal 2005, the Company closed the following private placements:

         o 500,000 units at $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

         o 1,000,000 units at $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker's warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005.

         o 1,000,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007.

         o 750,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

         o 3,960,000 flow-through units and 8,115,000 non-flow-through units at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007.

The Company issued 4,730,688 units in settlement of debt, in the amount of $614,989, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share on or before December 23, 2006.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

CRITICAL ACCOUNTING ESTIMATES

The Company records its interest in mineral properties and related expenditures at cost or at an ascribed amount if the consideration is common shares, less option income realized. These costs net of option income are deferred until the properties are brought into production, at which time they are amortized against production, or until the properties are abandoned or sold, at which time the expenditures are written off. Some of the Company's exploration and development activities related to mineral properties are conducted jointly with others. The accounts reflect only the Company's proportionate share of such activities.

CHANGES IN ACCOUNTING POLICY

There were no changes to the Company's accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at July 31, 2007, there were 93,844,248 common shares issued and outstanding.

As at July 31, 2007, the following stock options and share purchase warrants were outstanding:

                                    OPTIONS:

--------------------------------------------------------------------------------
 NUMBER OF OPTIONS               EXERCISE PRICE                  EXPIRY DATE
--------------------------------------------------------------------------------
            85,000                    $0.10                    October 8, 2007
            85,000        $0.20 (re-priced from $0.23)        December 18, 2007
           248,000        $0.20 (re-priced from $0.25)          March 2, 2008
            50,000        $0.20 (re-priced from $0.30)          June 16, 2008
           430,000        $0.20 (re-priced from $0.56)         January 5, 2009
         1,510,000                    $0.10                     July 28, 2010
         1,301,000                    $0.10                   November 17, 2010
           625,000                    $0.20                    February 2, 2011
         1,415,000                    $0.15                      July 6, 2011
           112,500                    $0.15                    November 3, 2011
         1,833,000                    $0.15                    April 18, 2012
         ---------
         7,694,500

                                    WARRANTS:

--------------------------------------------------------------------------------
   NUMBER OF WARRANTS            EXERCISE PRICE                  EXPIRY DATE
--------------------------------------------------------------------------------
           10,925,000                $0.10                     October 7, 2007
            5,250,000                $0.10                     January 17, 2008
           13,254,833                $0.20                       May 17, 2008
           13,045,000                $0.15                    December 27, 2008
            2,350,000                $0.15                     February 5, 2009
           11,200,000                $0.10                       May 23, 2009
           ----------
           56,024,333
--------------------------------------------------------------------------------

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2007 International Convention in March 2007 and various gold shows in Canada and the United States during 2006 and 2007. The purpose of these shows is to inform current and potential investors, particularly institutions, and news writers about the prospects for the Company's properties. The Company has no arrangements for external promotional activities.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

In the current period, the Company recorded management fees of $356,940 (2006 - $289,320) to a company controlled by a director of the Company. For details, refer to Note 5(a) of the unaudited financial statements.

In the current period, fees for consulting services in the amount of $220,149 (2006 - $219,856; 2005 - 92,608) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. At July 31, 2007, the Company owned to Bear Creek Equipment $2,400.90 (Hastings Management Corp. owns part of Bear Creek) and $76,053.39 to Kootenay Gold Inc. (Richard. Hughes and James McDonald are directors of Kootenay Gold). At July 31, 2007, $92,744 (2006 - $4,280; 2005 - $96,360) was owed to one of the related parties. For details, refer to Note 5(b) of the unaudited financial statements.

During fiscal 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and deferred $34,198 (2006 - $227,499; 2005 - $NIL) for acquisition and exploration expenses and management fees of $4,990 (2006 - $34,440; 2005 - $NIL) charged by the related company on these properties. At July 31, 2007, $40,134 (2006 - $154,874) was owed to the related company.

SUBSEQUENT EVENTS

PRIVATE PLACEMENT

On September 11, 2007, the TSX Venture Exchange approved at private placement consisting of 2,545,000 units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable warrant, each warrant to purchase one common share within a two-year period at an exercise price of $0.30 per share. Finder's fees were paid on a portion of the funds raised. The proceeds are being used for general working capital, exploration on the Company's Ontario properties, current property payments and new acquisitions. As of the date of this MD&A, the shares and warrants have not been issued.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the management as appropriate to allow timely decisions regarding required disclosure. The Company's CEO and CFO have concluded, based on their evaluation as of the end of the year, that the disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by others. It should be noted that while the Company's CEO and CFO believe that the disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company has assessed the design of the internal control over financial reporting and during this process the Company identified a certain weakness in internal controls over financial reporting which is as follows:

         o Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties

The weakness in the Company's internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com -and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                   TSX Venture Exchange (Trading Symbol: AGX)
                     Form 20-F - SEC File Number (000-50422)
                               CUSIP #02264P 10 1
                           (AS AT SEPTEMBER 24, 2007)

TRANSFER AGENT                      SHARE STRUCTURE
--------------------------------------------------------------------------------
Pacific Corporate Trust Company     SHARES ISSUED:
510 Burrard Street, 3rd Floor       95,674,248
Vancouver, BC, V6C 3B9              OUTSTANDING WARRANTS:
Phone:        604-689-9853           9,990,000 @ $0.10 (Expiry: October 7, 2007)
Fax:          604-689-8144           4,610,000 @ $0.10 (Expiry: January 17/08)
                                    13,254,833 @ $0.20 (Expiry: May 18/08)
                                    12,895,000 @ $0.15 (Expiry: December 21/08)
                                     2,350,000 @ $0.15 (Expiry: February 5/09)
                                    11,200,000 @ $0.12 (Expiry: May 28/08 or
                                    ----------         $0.15 on May 28/09)
                                    54,299,333
                                    OUTSTANDING OPTIONS:
                                        85,000 @ $0.10 (Expiry: October 8/07)
                                        85,000 @ $0.20 (Expiry: December 18/07)
                                       248,000 @ $0.20 (Expiry: March 2/08)
                                        50,000 @ $0.20 (Expiry: June 16/08)
                                       430,000 @ $0.20 (Expiry: January 5/09)
                                     1,510,000 @ $0.10 (Expiry: July 28/10)
                                     1,301,000 @ $0.10 (Expiry: November 17/10)
                                       625,000 @ $0.10 (Expiry: February 1/11)
                                     1,415,000 @ $0.15 (Expiry: July 6/11)
                                       112,500 @ $0.15 (Expiry: November 3/11)
                                     1,833,000 @ $0.12 (Expiry: April 17/12)
                                     ---------
                                     7,694,500
                                    FULLY DILUTED SHARES:
                                    157,668,081

AUDITORS
--------------------------------------------------------------------------------
Morgan & Company
Chartered Accountants
1488-700 W. Georgia St.
Vancouver, British Columbia, V7Y 1A1
Phone:        604-687-5841
Fax:          604-687-0075

FINANCIAL YEAR END
--------------------------------------------------------------------------------
October 31

FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)

DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------
Richard W. Hughes (President, CEO & Director)   Phone:   604-685-2222
Alan D. Campbell (CFO & Director)               Fax:     604-685-3764
Lynn W. Evoy (Director)
John Keating (V.P., Exploration & Director)     Website: www.amadorgoldcorp.com
James M. McDonald, P. Geo. (Director)           E-mail:  info@amadorgoldcorp.com
Joseph Montgomery, Ph.D., P.Eng.(Director)

HEAD OFFICE
--------------------------------------------------------------------------------
711-675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Phone:  604-685-2222  Fax:  604-685-3764

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    October 1, 2007          BY:  /S/ BEVERLY J. BULLOCK
                                  ---------------------------------------
                                  Beverly J. Bullock, Corporate Secretary